Exhibit 10.14

The Physics and
Clinical Research
Behind ActiPatch™

BioElectronics Corporation
401 Rosemont Avenue, Rosenstock Hall, 3rd Floor, Frederick, Maryland 21701
Phone: 301-644-3609     Fax: 301-644-3939     Email: info@bioelectronicscorp.com
Website: bioelectronicscorp.com     OTC: BBPK BIEL

Table of Contents

Summary	4

History of Pulsed Electromagnetic Therapy	4

Effective Low Cost Therapy	6

Technological and Clinical Evidence of Effectiveness	7

How ActiPatch Works	7

Superior Extended Dosage	8

Confirming Low Power and Extended Treatment Duration Clinical Studies	11

Wound Studies	12
Direct Comparison of Standard PEMF Device and a Low Power Prototype ActiPatch,	12
Effect of a 15-Watt Pulsed 27.12 MHz and a 2mW pulsed 3 MHz device on the tensile strength of rat
abdominal wounds,	12
Human Experimental Wounds, Bentall, RHC 1981	15
A Portable Pulsed EMF (PEMF) Device To Enhance Healing Of Recalcitrant Venous Ulcers: A Double- Blind, Placebo-Controlled Clinical Trial.	16
Effect of low frequency pulsing EMFs on skin ulcers of venous origin in humans: a double-blind study.	17
The treatment of pressure sores using pulsed electromagnet energy (PEME)	17
Photographic Evidence of Clinical Effectiveness –	18
Sacral Decubitus Ulcer	18
Low Pulsed Electromagnetic Therapy (ActiPatch™) as a Useful and Effective Adjunct for the Healing of Recalcitrant Wounds, Tracey C. Vlahovic, DPM	19
Plastic Surgery Clinical Studies	24
Blepharoplasty Pilot Study, Bentall, RHC 1982	24
1984/5 Blepharoplasty Study (Bentall, Bentall and Nicolle, 1985)	25
Analysis of Blepharoplasty Results	33
Published Plastic Surgery Articles	34
Pulsed Electromagnetic Field Therapy In Plastic Surgery, Brian M. Kinney, MD, FACS, MSME Aesthetic Plastic Surgery, January/February 2005 • Volume 25 • Number 1	40
ActiPatch Therapy Following Cosmetic Surgery of the Face and Neck: A Valuable Adjunct to the Postoperative Management, Casas, Laurie A., MD FACS	45

The Effects of Actipatch Therapy Following Cosmetic Face and Neck Procedures: An Observational Study, Casas, Laurie A., MD FACS	46
ActiPatch Pain Control Device, Kimberley B.C. Goh, M.D.	51
Podiatric Clinical Studies	52
Achilles Tendon Pain Management with ActiPatch, James C. Ricketti, D.P.M.	53
Plantar Fasciitis Pain Management with ActiPatch, James C. Ricketti, D.P.M.	54
Acute Gout Pain Management with ActiPatch Therapy, John Franceschini, D. P. M.	55
Orthopedics	56
Professional Sports Teams Using ActiPatch	56
Pulsed High Frequency (27 MHz) Electromagnetic Therapy For Persistent Neck Pain, A Double Blind, Placebo-Controlled Study Of 20 Patients	56
Low Energy High Frequency Pulsed Electromagnetic Therapy For Acute Whiplash Injuries. A Double Blind Randomized Controlled Study	56
Treatment of Supraspinatus Tendonitis and Lateral Epicondylitis	57
with ActiPatch Therapy, Dr. Michael Brady, D.C	57
Dermatology	57
Therapeutic Effect Of A Very Low Powered Herzian Wave Transmissions,	57
Conclusion	58

Clinical References: Low Power 27 MHz Clinical Studies	58

Clinical References: Other Pulsed Electromagnetic Therapy Studies	58

Summary

ActiPatch™ is a drug-free, anti inflammatory patch that is proven safe, low-cost and easy to use by doctors and patients alike. ActiPatch uses an imbedded microchip and battery that delivers an effective dosage of energy from a low-power pulsed electromagnetic field [PEMF]. The result is a significant acceleration in the recovery of the body's injured soft tissue. The medical literature documents that PEMF has been used extensively for decades by physicians around the world to for a wide variety of tissue injuries including sports injuries [sprains and strains], bone fractures, post-surgical care and chronic wounds.

This paper describes the physics of ActiPatch and a sampling of the clinical data in support of its applications. We will cover the following topics:

1. Review the history and the evidence for the efficacy of pulsed electromagnetic field therapy.

2. Substantiate how the miniaturized, low-power ActiPatch delivers:

a. Equivalent instantaneous therapy to predicate, high-power PEMF machines,

b. Superior extended duration dosage; and

c. A therapeutic dosage, 6 to 9 orders of magnitude greater than required to achieve a biological effect.

3. Describe specific clinical studies demonstrating the efficacy of extended duration, low-power PEMF therapy.

4. Provide photo documentation of PEMF on soft tissue injuries.

5. Review Clinical Studies by medical specialty.

History of Pulsed Electromagnetic Therapy

The studies of the electric current in the body and the potential of using various forms of electrical current to promote healing are centuries old. In 1791, Luigi Galvani demonstrated that he could cause a frog's leg muscle to contract by applying an electric current. It was more than 170 years ago that Carlos Matteucci proved that injured tissues generate an electric current. i Dubois-Reymond, 1843, measured 1 microampere of current in a wound of human skin.

1934 – Ginsberg pulsed the transmission of a medical diathermy to elicit a non-thermal biological effect. Since this pioneering work, PEMF therapeutic applications have been reported for the reduction of post-traumatic and post-operative pain and edema in soft tissues, wound healing, burn treatment, and nerve regeneration.

There has been a considerable acceleration of research activity over the past 25 years. Interest was stimulated following reports of bioelectric fields being associated with amphibian limb regeneration and bone mechanics.

Much of the initial work, particularly in the orthopedic applications, was performed using direct current, pulsed direct current or alternative current. More recently, similar effects on bone healing have been demonstrated using pulsed electromagnetic fields.

1960 – Dr. Reinhold Voll, of Germany invented Dermatron a device for outputting micro current electrical stimulation of human tissue. It was noted by Cameron (1961) that pulsed radio frequency treatment of a surgical incision in the dog resulted in less severe edema then in the untreated controls. If pulsed electromagnetic energy reduces edema and so accelerates the acute inflammatory phase of wound healing, it should also enhance the second and third phases.

1969 – Wolcott, et al. applied electrical stimulation in the range of 200-800 microamps to a variety of wounds. Treated wounds showed 200-500% faster healing rates with stronger tensile strength of scar tissue and antibacterial effects on infected wounds than the control group.

1975-1976 – Gault and Gatens used a similar procedure on a range of disease states and showed a 50% improvement in healing rates over the control groups.

Pulsed electromagnetic therapy is approved by the US FDA and to date, has been used on 500,000 patients in the United States for non-fusion bone growth stimulation.

1982 – Dr. Bentall, a surgeon, and Timothy Cox, D. Phil., an electrical engineer, developed the Portic Electronic Bandage, the first miniaturized pulsed electromagnetic device. The device and subsequent clinical studies on over 2000 subjects established the clinical effectiveness of low power pulsed electromagnetic energy using a 3-volt lithium battery.

1991- The existence and importance of small electrical charges in the membrane of all cells was firmly established in 1991 when the Nobel Prize in Physiology or Medicine was awarded to two German cell physiologists, Erwin Neher and Bert Sakmann, for their discoveries concerning "the function of single ion channels in cells." Neher and Sakmann measured the incredibly small electrical charge of the cell membrane. The membrane separates the world within the cell from its exterior and surrounds each living cell. In this membrane there are channels through which the cell communicates with its surroundings. These channels consist of single molecules or complexes of molecules and have the ability to allow passage of ions. The regulation of ion channels influences the life of the cell and its functions under normal and pathological conditions.

2000 - The New Technology Committee of the American Society of Aesthetic Plastic Surgeons evaluated and approved PEMF treatments for edema reduction, accelerated healing and post operative surgical pain.

2002 – U.S. FDA approves low dose, extended duration ActiPatch Therapy for the treatment of edema following blepharoplasty.

2004 – European Common Market approves low dose ActiPatch Therapy as a Class II medical device, allowing sales without a prescription, for all pulsed electromagnetic therapy indications and retail sales.

2004 - US Medicare and Medicaid agree to reimburse for electromagnetic treatment of chronic Stage III and IV wounds.

2005 – Dr. Debra Niehoff publishes "The Language of Life, How Cells Communicate in Health and Disease" explaining cellular communication and supporting a low dose therapy mechanism of operation.

2005 – Health Canada approves ActiPatch Therapy for "relief of pain in musculoskeletal complaints."

Additional ongoing research on the therapeutic benefits of pulsed electromagnetic therapy is being conducted at the Bioelectromagnetics Laboratories, New York State University, Temple, Northwestern University, Wisconsin University, Stanford, MIT, Yale and other distinguished research centers.

Effective Low Cost Therapy

It is now widely accepted within orthopedics, sports and physical medicine, plastic surgery, and chronic wound care that weak, non-ionizing electromagnetic fields exert a wide range of beneficial effects. With the advent of inexpensive, self-administered micro-technology, other branches of medicine are recognizing and utilizing the curative benefits of PEMF therapy. Many of the athermal bio-responses, at the cellular and sub-cellular levels, have been identified and found appropriate to correct or modify the pathologic processes for which pulsed electromagnetic therapy ("PEMF") is now being used.

The unique product distinction and deliverability of PEMF is accelerated healing, that is:

  Easy to use;
  Inexpensive;
  Drug free and;
  Therapeutically beneficial, unlike TENS units or pain patches that only mask the pain.

The following is a list of diagnoses which clinicians have had success in reducing edema and treating pain to accelerate healing with pulsed electromagnetic energy:

Post -Surgical	Orthopedic Conditions
Post Operative Knee Repair	Ankle Sprains
Repair of Ankle Fracture	Lower Back Pain
Abdominoplasty	Tennis elbow
Rhytidectomy	Carpal Tunnel
Breast Augmentation	Frozen Shoulder
Liposculpture	Tendonitis
Blepharoplasty	Heel Pain
Rhinoplasty
Podiatric Conditions
Chronic Wounds	Plantar Fasciitis
Diabetic Foot Ulcers	Achilles Tendonitis
Decubitus Ulcers	Tarsal Tunnel Syndrome
Venous Leg Ulcers	Gout

There is no "competitive technology" to ActiPatch for effective, low-cost, adjunctive wound care.

Technological and Clinical Evidence of Effectiveness

When the body receives an injury during surgery, or from trauma such as a sprain, the danger of infection is low. Nevertheless, the body will react to the injury to prevent an infection. This response is known as the "inflammatory process" and consists of a rapid onset tissue destruction phase followed by a longer duration tissue repair phase. The initial destruction phase is evidenced by redness, heat, swelling and pain in the tissue. To enhance the healing of non-infected injuries, the therapeutic goal of the ActiPatch Therapy products is to induce the tissue to rapidly pass through, or by-pass, the tissue-damaging phase of the inflammatory process and move to the tissue repair phase.

    Inflamed Injured-Tissue

Normal cells manage the functions of the body by acting in groups at the system or population level. The actions of those cell populations are very dependent on the communication channels among the cells to create synchronization.

Wounded Skin Cells With Edema -- You can see how the cells have been pushed apart into a chaotic pattern with interstitial fluid interrupting the normal synchronized cellular communication.

How ActiPatch Works

ActiPatch facilitates the healing of injured tissue by this effective delivery of pulsed electromagnetic energy directly into the site of injury following surgery or other trauma.

  Electromagnetic pulsed therapy causes demonstrated reduction in the swelling ("edema") and inflammation that occur during acute and chronic injury to tissue.
  The treatment provides improved microvascular perfusion of the damaged tissue. The result is faster clearing of edema fluid, and faster elimination of many of the noxious agents that are released into tissue following an injury.
  These mechanisms safely provide an environment in which there is a well demonstrated and significant improvement in the overall healing process.
  As a result, a decrease in the pain associated with tissue injury may occur.

Superior Extended Dosage

By placing the ActiPatch directly onto the injured tissue the microchip can deliver an equivalent dosage of a full size pulsed diathermy device.

Intermittent Sprayed Therapy Compared to Continual Focused Cellular Therapy

The Bioelectromagnetics Research Laboratory, State University of New York has established that ActiPatch Therapy is providing an equivalent and adequate dosage of electromagnetic energy for the treatment of soft tissue. ."ActiPatch Therapy emits a pulsed 1000 Hz signal that is propelled into the body on a 27 MHz frequency wave. These waves introduce an electromagnetic field into the affected tissue and creates a low frequency electrical current in the damaged tissue. Each pulse is 100 µsec in duration at a duty cycle of 10% (turned off for 900 µsec,). The induced electrical current affects the cells which have been traumatized and physically separated by intercellular fluids, precluding the individual cells in the tissue from communicating with one another. Electrotherapy's induced electrical signal serves as a synchronization signal, allowing cells to reestablish communication and begin working as a tissue again and terminating the inflammatory response. Exposures in the extremely low frequency range (less than 3000 Hz) induced electric field levels of less than 10 microvolts/centimeter, corresponding to induced power levels less than 10-12 W/cm3, are sufficient to produce significant biological effects.

While much smaller energy levels are required to achieve a biological stimulation, the field intensities utilized by ActiPatch devices are still well above the threshold levels established by the NIH Working Group. Based on recent work focusing on establishing thresholds for continuous cell exposure, ActiPatch devices induce electric fields which are at least 10 times the threshold levels required to achieve a biological response.

Key points of evaluation:

  Cumulative absorbed energy at the skin level is equivalent to traditional high power devices.
  Effect of continuous delivery provides greater therapeutic benefit.
  The BioElectronics therapy power level is 6 to 9 orders of magnitude higher than that which is required to show a biological effect.

Two key questions arise:

  is the reduced power of the ActiPatch compensated by the close proximity to the tissue and the longer treatment durations, and is the device delivering an efficacious therapeutic dose of electromagnetic energy to the tissues?

The answer to both of these questions is yes. While the ActiPatch field intensity is 150 times less than the traditional devices, ActiPatch is used continuously, as compared to the relatively short treatments. An antibiotic analogy would possibly be that of a time released patch: a timed release distributes therapy throughout the day instead of in one or two doses. Total dose to the tissues is similar. In the same manner, therapeutic, efficacious PEMFs are induced in the tissues by the ActiPatch, resulting in increased capillary flow, edema reduction, and the other effects discussed.

The literature on PEMF effects shows that the ActiPatch power level is 6-9 orders of magnitude above the threshold for demonstrated cell and tissue effects in vitro. Required power density levels to achieve field-induced tissue effects are shown in the table below. PEMFs have been shown to influence cell behavior in in vitro models wound healing, of morphological adaptation (cellular alignment in the induced electric field), and in vitro models of differentiation.

The ActiPatch affixes onto patient for a convenient 24-hour treatment, with an "overnight" suggested minimum treatment time. Therapeutic efficacy requires consideration of the treatment time difference factor. ActiPatch Therapy Device produces a 24 hour absorbed energy of 630 mJ/cc compared to traditional pulsed electromagnetic devices which produce a 15 minute absorbed energy in the range of 110 mJ/cc at the 1.5 watt power setting This suggests that a 6 to 8 hour ActiPatch Therapy treatment is well within the range of efficacy for soft tissue injuries.

ActiPatch™ Therapy power density at the skin surface is between 14 and 73 uW/cm2. It is reasonable to assume that 10% of the incident energy is absorbed in the first centimeter of tissue depth, or maximum energy absorption of up to 7.3uW/cm3 in skin. While that absorbed power appears to be a very low exposure level, in fact, this level is well above the threshold levels necessary to ensure non-thermal biological responses from electromagnetic field exposures. To understand this statement it is important to note that non-thermal effects of electromagnetic field exposure are due to the induced electric field in the tissue and not the magnetic field. ActiPatch produces an induced electric field of typically 10 milliVolt/cm.

In a fibroblast/collagen wound healing model, field intensities as low as 30 uV/cm rms were sufficient to significantly reduce protein excretion by cells (consistent with a reduction in edema and scarring) for exposure durations of 12 hours (McLeod, et al. 1987). This field intensity corresponds to an induced power level of 10-11 Watts/cm3. More recently, investigations on other aspects of cell phenotypic expression related to the healing process, including differentiation, cell morphologic adaptation, and cell motility, suggest that even this very low exposure level can be further reduced by extending the exposure time. In a study on morphologic adaptation of cells to induced electromagnetic fields, 3.5 uV/cm rms electric fields were found to be sufficient to induce significant morphologic changes if the exposure times were extended to 24 hours, corresponding to induced power levels of 10-13 Watts/cm3 (Lee & McLeod, 2000). Moreover, a study on regulation of differentiation in mesenchymal cells, utilizing exposure durations of up to 64 hours, showed that cells were capable of responding to induced field intensities as low as 0.7 uV/cm rms, corresponding to induced power densities of 5x10-15 Watts/cm3 (McLeod & Collazo, 2000).

It is clear, therefore, that use of ActiPatch™ Therapy, resulting in adsorbed power levels in the range of 7.3 uW/cm3, provides field exposure levels at the target tissue that are five to nine orders of magnitude above the thresholds which have been established for non-thermal electromagnetically induced biological effects at the cell and tissue level.

Second, these studies clearly demonstrate that progressively longer treatment durations are associated with progressively lower required field levels to obtain significant biological effects. That is, it is not the power level, per se, that is relevant, but the product of duration of exposure and power delivered to the tissue.

In vitro wound healing (McLeod, 1987)	10-11 W/cm3
In vitro morphological adaptation (Lee and McLeod, 2000)	10-13 W/cm3
In vitro differentiation (McLeod and Collazo, 2000)	10-15 W/cm3

Confirming Low Power and Extended Treatment Duration Clinical Studies

The following are published clinical studies conducted at 27 MHz at a power at or below the traditional pulse electromagnetic short field therapy levels. The studies explored each of the key stages of healing inflammation, regeneration and remodeling in various medical specialties. Those studies demonstrated that ActiPatch Therapy accelerated healing, reduced swelling and bruising, and increase the tensile strength of the wounds.

The Company is conducting additional clinical studies to expand the formal indications for ActiPatch Therapy in the United States. The most promising areas are: sprains and strains, heel pain, chronics wounds, oral surgery, and abdominal surgery.

Wound Studies

Direct Comparison of Standard PEMF Device and a Low Power Prototype ActiPatch, Effect of a 15-Watt Pulsed 27.12 MHz and a 2mW pulsed 3 MHz device on the tensile strength of rat abdominal wounds, Bentall, RHC, (1981). p23. In: Proceedings of the 1st annual meeting of the Bioelectrical Repair and Growth Society, November 9-11, Philadelphia, USA,

These results clearly show that pulsed radio frequency energy from a prototype ActiPatch Therapy device and a DiaPulse device both have a significant effect on the tensile strength of rat abdominal wounds. Despite the gross differences in the physical size and power output of the two devices (15 Watt and 2 milliWatt), they showed a very similar profile of activity in enhancing the development of tensile strength. This confirms that the effect of pulsed radio frequency energy on wound healing is not thermal in origin.

Richard Bentall, MD

The tensile strength of a post-operative wound is of paramount importance. In this laboratory study treatment with pulsed radiofrequency energy was found to have a significant effect upon tensile strength.

Aim

The purpose of this study was to compare, at two time intervals following surgery (2 days and 8 days), the tensile strength of rat abdominal wounds treated with one of two pulsed radiofrequency devices (1.5 Watt or 2 milliWatt nominal output) compared with a placebo equivalent (1.5 Watt light bulb).

Method

150 Wistar rats (200 grams) were used in this study. Under ether anaesthesia a 2.5 cm transverse incision was made in the abdominal wall through the peritoneal cavity of each rat. The wounds were closed with five interrupted silk sutures through all layers and the rats were randomly assigned to one of three treatment groups: 1.5 Watt, 2 milliWatt or placebo.

The daily treatment regimen for each of the groups respectively was three episodes of 20 minute exposure to the 1.5 Watt device, overnight exposure to the 2 milliWatt device, or three episodes of 20 minute exposure to the 1.5 Watt light bulb. Treatment continued until the randomised sacrifice of each animal at two or eight days post-operatively.

Prior to sacrifice each rat was anaesthetised, a plastic bag was inserted into its peritoneal cavity and its sutures were removed. The bag was progressively inflated with water at a constant rate until the wound ruptured. The pressure of water in the bag was recorded continuously to determine the resistance of the wound to increasing intra-abdominal pressure.

Device Specifications

i. Placebo Device - 15 Watt light bulb
ii. 1.5 Watt Pulsed RF Device:
Nominal Power
Output	1.5 Watts
Carrier Frequency	27 MHz
Pulse Width	65 microsecs
Pulse Repetition Frequency	200Hz

ill. 2 mWatt Pulsed RF Device:
Nominal Power Output	: 2 mW
Carrier Frequency	: 3 MHz
Pulse Width	: 100 microsecs
Pulse Repetition Frequency	: KHz

Results

The profiIes of the tracings of pressure against time were different at the two different time intervals. Two days after incision the: wounds were still quite weak and there was a single point at which each wound completely broke down. Eight days after incision there was a biphasic response. A first pressure peak was reached when the fascia ruptured, allowing the bag to spread out and the water pressure to drop. A second peak was then reached when the: skin itself paned.

Three separate methods were used to quantify the tensile strength of the wounds:

I. end volume - the total volume of water infused into the bag when the wound burst. This value extremely variable at eight days and is not reported.

a. area under the graph - this integrates the time period (sees) over which pressure or water

b. (mmHg) was withstood and hence allows for different sized peritoneal cavities and for differences in the extent to which the bags spread out.

II. wound index (8 day groups only) - this is the sum of the two pressure peaks multiplied by the time difference (in sees) between them. Tests were used to compare the experimental groups with the placebo groups and the results are shown in Table 1.

TABLE 1: Tensile Strength or Rat Abdominal Wounds at Two and Eight Days

Following Transverse Surgical Incision.

		2 DAY			8 DAY
	value	% Increase	'p' Value	value	% Increase	'p' value
PLACEBO GROUPS
n ... 2.S
End volume	97.7
Area under graph	1777.2	-	-	13116.4
Wound index	N/A	-	-	10563.4
15 WATT' GROUPS
n=2.S
End volume	112.7	15.4	0.025
Area under graph	2252.2	26.7	0.025	20642.5	57.4	0.025
Wound index	N/A	-	-	17563.4	66.3	0.01
2milliWATT GROUPS
n = 5
End volume	113.6	16.5	0.025
Area under graph	3256.6	83.2	0.01	13910.0	1.1	NS
Wound index	N/A	-	-	15287.0	44.7	0.01

Conclusions

a)     These results clearly show that pulsed radio frequency energy from both these devices does have a significant effect on the tensile Strength of rat abdominal wounds.

b)     Despite the gross differences in the physical size and power output of the two devices (15 Watt and 2 milliWatt), they showed a very similar profile of activity in enhancing the development of tensile strength. This confirms that the effect of pulsed radio frequency energy on wound healing is not thermal in origin.

Montandon D, D'Andiran G & Gabbiani G (1977) The Mechanism of Wound Contraction and Epithelialization. Clinics in Plastic Surgery, 4, 325-346.

Nadasdi M (1960) Inhibition of Experimental Arthritis by Athermic Pulsating Short Waves In Rats. American Journal of Orthopedics, 2, 105-107. ".

Newcombe JF (1972) Wound Healing. In: Scientific Basis of Surgery, Ed. Irvine WT, Pub. Churchill Livingstone, Le. London, pp 433-456.

Nicolle FV and Bentall RHC (1982) Use of Radiofrequency Pulsed Energy in the Control of Postoperative Reaction in Blepharoplasty. Aesthetic Plastic Surgery, 6, 169-171.

Peacock EE & Van Winkle W (1976) Wound Repair. Pub. Saunders, Loc. Philadelphia, pp 1.21. 145.203, 215-231.

Pullar P (1973) The Histopathology of Wounds. In: Modern Trends in Forensic Medicine, Vol3, Ed. Mant AK, Pub. Butterworths, Loc. London, ISBN 0-407-29202'{), pp 64-92.

Rains AJH & Ritchie HD (1977) Bailey and Love's Short Practice of Surgery. Pub. HK Lewis, Loc. London, ISBN 0-7186-0431-8.

Remensnyder JP (1972) Topography of Tissue Oxygen Tension Changes in Acute Burn Edema. Archives of Surgery, lOS, 477-482.

Ryan DB & Majno G (1977) Acute Inflammation - A Review. American Journal of Pathology. 86, 185-276

Sevitt, S. (1949) Local Blood Flow Changes in Experimental Burns. Journal of Pathology and Bacteriology, 61, 427-441.

Sevitt S (1958) Early and Delayed Edema and Increase in Capillary Permeability After Burns of the Skin. Journal of Pathology and Bacteriology, 7S, 27-37.

Shields MA & Dudley HAF (1971)' Oedema at the Site of Small-Bowel Anastomoses. British Journal of Surgery, 58, 598-600.

Speer DP (1979) The Influence of Suture- Technique on Early Wound Healing. Journal of Surgical Research, 27, 385-391.

Walter JB & Israel MS (1972) Wound Healing.' In: General Pathology, 3rd Edition, Churchill Livingstone. ISBN 0-7000-1453-5, pp 167-189.

Watson J (1979) The Electrical Stimulation of Bone Healing. Proceedings of the IEEE, 67. 1339-1352 .

Watson J & Downes EM (1979) Clinical Aspects of the Stimulation 01 Bone Healing Using Electrical Phenomena. Medicine & Biology, Engineering & Computing, 17, 161-169.

Human Experimental Wounds, Bentall, RHC 1981

A key parameter of wound healing is the migration of cells into the wounded area to repair theinjured tissue. In this double-blind study, treatment with pulsed RF energy was found to affect the rate at which full-thickness skin wounds healed, and on the histological appearance of biopsies performed on the healed tissue.

First Series

a) Aim

The aim of this double-blind experiment was to determine the effect of treatment using pulsed RF energy on the histological appearance of human full-thickness skin wounds of the lower limbs.

b) Method

A full-thickness disc of skin (2cm diameter) was removed from each inner calf of a human volunteer. Each wound was allocated an identical treatment device, one active and the other placebo. The identity of the devices was revealed only when the wounds had completely healed. The devices were worn for 16 hours a day until that time. Biopsies of both wounds were performed nine months after healing. The tissue was sectioned and stained with either Haematoxylin & Eosin or Van Gieson. The sections were examined by a histopathologist who was not aware which wound had been actively treated.

c) Results

PLACEBO SIDE

This showed the features of normal secondary wound healing:

i. thin epidermal layer
ii. basal epidermal layer pleomorphism
iii. lack of pallisading
iv. endarteritis

The placebo treated wound took 54 days to heal.

ACTIVE SIDE

This showed some advantageous features not usually associated with secondary wound healing:

i. almost normal depth of epidermal layer
ii. no pleomorphism
iii. basal cell pallisading
iv. no endarteritis, but developed endothelium

The actively treated wound took 39 days to heal.

Second Series

a)     Aim

The purpose of this second series of wounds was to establish when the thickened epithelium observed in the first study developed, and to obtain histological evidence confirming earlier cell migration into the defect.

b)     Method

In this double-blind experiment, a series of twenty (3mm diameter) full thickness wounds were made on the upper aspect of the thighs of a human volunteer. Ten wounds received placebo treatment, the other ten received active treatment. The pulsed RF devices were similar to the lower power devices used in the rat tensile strength experiment and were worn continuously. Biopsies of the wounds were performed during the initial period of healing, at 1, 2, 3, 5, 7, and 14 days. The results shown below are a summary of all of time groups.

c)     Device Specifications

Power Source. . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..: 3.5 Volt battery
Carrier Frequency. . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44 MHz Pulse
Width. .. . . . . . .. . . . . . . . . . . . . . . . . . . . .. . . .. . . . . . . . . .. ... . . . . . .. 100 rnicrosecs
Pulse Repetition Frequency. . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . .. . . . . . . . . .: 1 KHz

d)     Results

PLACEBO GROUP

As with the first series these wounds showed the typical features of secondary wound healing:

i. thin epidermis
ii. basal layer pleomorphism

TREATED GROUP

These wounds showed:

i. earlier epidermal budding,
ii. earlier migration into the wound,
iii. earlier appearance of rate ridges, and
iv. almost normal depth of final epidermis.

Conclusions (First and Second Series)

Treatment of skin wounds with pulsed radio frequency energy influenced the processes of acute secondary wound healing. The rate of healing was accelerated and the histological appearance of the actively treated wounds showed that the healed epidermis was more like normal skin than the scar tissue typical of secondary wound healing. The effect demonstrated in these studies indicates that low-level pulsed radio frequency energy has therapeutic potential.

A Portable Pulsed EMF (PEMF) Device To Enhance Healing Of Recalcitrant Venous Ulcers: A Double-Blind, Placebo-Controlled Clinical Trial. Br J Dermatol Aug; 127(2): 147-154. Ronald O. Perelman Dept of Dermatology, New York Univ Med Ctr, New York. PELUT system (Geomed, Inc.)

A prospective, randomized, double-blind, placebo-controlled, multicentre study assessed the clinical efficacy and safety of pulsed EM limb ulcer therapy (PELUT) in the healing of recalcitrant, predominantly venous leg ulcers. The portable device was used at home for 3 h daily during this 8-wk clinical trial as an adjunct to a wound dressing. Wound surface area, ulcer depth and pain intensity were assessed at wk 0, 4 and 8. At wk 8, the active group had a 47.7% decrease in wound surface area vs. a 42.3% increase for placebo (p<0002). 50% of the ulcers in the active group healed or markedly improved vs. 0% in the placebo group and 0% of the active group worsened vs. 54% of the placebo group (p<. 001) significant decreases in wound depth (p<. 04) and pain intensity (p<. 04) favoring the active group were seen. Patients whose ulcers improved significantly after 8 wk were permitted to continue double-blind therapy for an additional 4 wk. 11 active and 1 placebo patient continued therapy until wk 12, with the active treatment group continuing to show improvement. There were no reports of adverse events attributable to this device. The PELUT device was a safe and effective adjunct to non-surgical therapy for recalcitrant venous leg ulcers.

Electromagnetic transducer (attached to signal generator 9 V battery) containing coils for magnetic focusing strapped over wound dressing with elasticized Velcro strap; induces low level, nonthermal electrical field of approx. 0.06 mV/cm; has 3 part pulse of 3.5 ms total width, 25% duty cycle, 22 Gauss; applied (at home) 3 hrs/day on top of dressing for 8 to 12 weeks (or healing)

Effect of low frequency pulsing EMFs on skin ulcers of venous origin in humans: a double-blind study. J Orthop Res Mar; 8(2): 276-282. Dept of Med Angiology, Arcispedale S. Maria Nuova, Reggio Emilia, Italy.

The effect of an EMF on the healing of skin ulcers of venous origin in humans has been investigated in a double-blind study. 44 patients have been admitted to the study; one-half were exposed to active stimulators (experimental group) and the remaining to dummy stimulators (control group). The stimulation was scheduled to last a maximum of 90 d. The success rate was significantly higher in the experimental group both at d 90 (p<. 02) and in the follow-up period (p<. 005). The effect of the EMF may last even when the stimulation is over. No ulcers worsened in the experimental group, while 4 worsened in the control group. 25% of the patients in the experimental group and 50% in the control group experienced recurrence of the ulcer. Stimulation with an EMF is a useful adjunctive therapy in the management of these patients.

The treatment of pressure sores using pulsed electromagnet energy (PEME) Seaborne D., Quirion-De Giradi C., Rosseau M., Rivest M., Lambert J., (1996), Physiotherapy (Canada), 48, 131-7

This study evaluated the effectiveness field strengths insufficient to create noticeable heat. The mean power densities delivered to the tissues were 5.6 W at 20 pps (power density 0.036 to 0042 W/cm2) and at 30.8 W at 110 pps (power density of 0.199 to 0.230 W/cm2). PSWD is not an experimental treatment for pressure at the Hospital Ste-Anne-de-Bellevue, Montreal, Canada. This study confirmed that PSWD at the low power densities are an effective treatment modality for pressure sores.

Stimulators supplied electromagnetic coils with a single pulse of electrical current generating magnetic field of 2.8 mT @ 75 Hz and 1.3 ms pulse width; patients instructed to use stimulators at home 3-4 hrs. /day for 90 days or until healed.

Photographic Evidence of Clinical Effectiveness –
Superficial Gangrene

Dr. Bentall effectively treated patients with superficial gangrene and decubitus ulcers using only the ActiPatch Therapy prototypes for treatment. The treatments provided dramatic turnarounds in situations where other therapy had failed to improve the patient's condition.

Sacral Decubitus Ulcer

Low Pulsed Electromagnetic Therapy (ActiPatch™) as a Useful and Effective Adjunct for the Healing of Recalcitrant Wounds, Tracey C. Vlahovic, DPM Temple University School of Podiatric Medicine 8th and Race Street, Philadelphia, PA 19107

Introduction: Lower extremity ulcers, such as diabetic and venous stasis, are constant challenges for practitioners and patients alike. Physicians are in a continuous battle with the chronic wound's ever changing environment. Patients battle with frequent doctor visits and wound dressing changes at home which may be complicated and confusing. Overall, lower extremity ulcers are challenging and costly. This said, the goal for chronic wound care therapy is a regimen that is easy to use for both the practitioner and the patient; aids wound healing, and is cost effective. This report describes a new product that facilitates this regimen.

Electro-therapy has been used for years to aid wound care, decrease swelling, and reduce pain. Plastic surgeons have recently begun using low pulsed radiofrequency (RF) electromagnetic field in the form of a small, wearable, FDA-approved patch to decrease healing time post-blepharoplasty. The small moldable device increases blood flow to the area without heating surrounding tissues, thus avoiding tissue damage and it expedites the wound healing process, which is ideal for any post-operative facial procedure.

Extrapolation of these impressive results in the plastic surgery field led to a logical extension of this therapy in the care of chronic wounds of the lower extremity. Diabetic and venous stasis ulcers both have an underlying impairment in the natural wound healing process. Increased intercellular edema, which is almost invariably present both in diabetic neuropathic and stasis ulcers, impairs oxygen delivery to cells. Without oxygen, cellular metabolic processes are delayed or even impeded. This aspect is just one of the many roadblocks to wound healing in diabetic and venous stasis ulcers.

In the diabetic population alone, increased risk of ulceration is seen in those with peripheral neuropathy and microvascular damage from constant repetitive trauma. The recurrence rate of patients with a history of successful ulcer healing is 66%, with the amputation rate of 12 percent. Unfortunately, the 5-year risk that some level of amputation required on the opposite limb is 50%. Also, the patient may not seek medical treatment until the wound is significantly advanced. Sensory loss leads to loss of skin integrity. This can over time allow a gateway for bacterial invasion. The most common causal pathway to diabetic ulceration does not happen spontaneously, but can be identified as a combination of factors: neuropathy, deformity and chronic repetitive trauma.

Management of diabetic foot ulcers is constantly evolving via various dressings and growth factor developments. The foundation of comprehensive care for diabetic foot ulcers is removal of all nonviable tissue, including bone and soft tissue. Debridement of the ulcer is the first and foremost important step in healing 2. This is followed by an appropriate dressing that aids the wound environment to move further in the wound healing phase.

Combining technology from the plastic surgery field and the ever changing wound care field, this pilot study utilized a low pulsed electromagnetic field patch on recalcitrant diabetic and venous stasis ulcers.

Materials and Methods: At the Temple University Foot and Ankle Institute, four adult African American diabetic males between the ages of 40 to 75 with ulcers present for longer than three months were admitted into the pilot study. All patients had at least one palpable pedal pulse and an ulcer of Wagner Grade II or higher. Three patients had diabetic neuropathic ulcers and one had a venous stasis ulcer.

All ulcers had previously been treated with a variety of methods, without appreciable healing. After informed consent, patients discontinued the prior methods and utilized the low pulsed electromagnetic field device (ActiPatch™) for six to eight hours per day. The size of the wound determined device size: either 500F or 1000F. The wound was covered with moist saline gauze, ActiPatch™, and a dry sterile dressing. When the ActiPatch™ was not in use, the ulcer was covered with moist saline gauze and dry sterile dressing. Patients kept a journal of their ActiPatch™ use and brought the log in during their weekly visits.

Weekly visits consisted of sharp debridement and surgical scrub followed by measurement and photographic documentation. Wounds were evaluated for any signs of infection and new changes such as increased depth or drainage. The ActiPatch™ device was also evaluated for proper functioning at each visit. Patients were educated on their daily wound dressing changes. The wounds were evaluated with the ActiPatch™ once weekly for six weeks total.

Data:

Table 1

Patient	Age	Location	Week 0	Week 1	Week 2	Week 3	Week 4	Week 5	Week 6
			4 x 2.5						0.7 x
1	66	right leg	cm	4 x 2.3	4 x 2	3 x 1.5	2 x 1.5	1 x 0.7	0.5
		right	0.5 x		0.2 x
2	60	foot	0.5	0.3 x0.3	0.1	ulcer healed
3	43	left heel	4 x 1	2 x 0.5	1 x 0.3	ulcer healed
		right	2.5 x			1.7 X
4	74	heel	1.75	2 X 2	2 X 1.5	0.7	1 X 1	1 X 0.5	1 X 0.5

Pictures:

Patient 2 at Week 0 and Week 3 respectively

Patient 3 at Week 0 and Week 3 respectively:

Conclusion/Discussion: The ActiPatch™ has promise in augmentation of wound healing in recalcitrant ulcers. The ulcers had a steady decrease in side to side closure and in visible peri-wound edema. The patient with the venous stasis ulcer also had significant pain relief after two weeks of use. Wounds still needed to be sharply debrided on a weekly basis, but patients were pleased with the therapy and its ease of use at home.

ActiPatch™ is a disposable, inexpensive, and highly effective device that delivers proven therapeutic doses of pulsed electromagnetic field energy to injured or diseased tissues. The mechanisms involved in its therapeutic effectiveness include a rapid reduction in edema and inflammation secondary to improved microvascular perfusion in the areas adjacent to application of the patch. Edematous tissue impairs the normal communication between cells and is a repository of noxious agents that accumulate in the soft tissue. The low pulsed electromagnetic field used in ActiPatch™ decreases this edema which, in turn, restores normal cell communication. This allows the wound to move through the wound healing phases more efficiently by creating a better intercellular environment3. Although this study did not evaluate the biochemical or histological aspect of this device, the clinical results showed that the device helped these chronic wounds get through their plateau and begin the healing process again.

Future variations in the ActiPatch™ design will allow the patient to wear the device 24 hours a day thus improving these already impressive results. Incorporation of the device into an insole or diabetic shoe should provide an ideal use for ambulatory patients. At this point, the ActiPatch™ design incorporates a battery that lasts approximately 720 hours. A replaceable battery pack could prolong the use of the device if the patient has further need. In addition, a double blind randomized controlled study with a greater patient number would enhance the results of this pilot study.

Overall, ActiPatch™, in my opinion, is an extremely useful adjunct in improving the healing of recalcitrant chronic foot wounds. In this pilot study, it facilitated the wound healing process in both diabetic and venous stasis lower extremity ulcers, and was easy to use from the physician's and patient's standpoint.

References:

  Roland D, Ferder M, and Kothuru R et al. Effects of pulsed magnetic energy on a microsurgically transferred vessel. Plast Reconstr Surg. 2000; 105(4): 1371-1374.
  Moss SE, Klein R, Klein BE, Wong TY. Arch Int Med 2003;163: 2505-2510.

Wachtel H. Firing pattern changes and transmembrane currents produced by extremely low frequency fields in pacemaker neurons. Hanford Life Sciences Symposium, 18th, Richland, Wash. Tech. Info. Center. US Dept of Energy 1979.

Plastic Surgery Clinical Studies

Blepharoplasty Pilot Study, Bentall, RHC 1982

A pilot study, conducted by Dr. Bentall with 21 patients, established clinically meaningful success criteria, such as the effects of pulsed RF energy on postoperative edema and bruising. The enlarged second study, with 61 patients, aimed at obtaining numerical estimates of edema and bruising thus confirming the results of the earlier study as well as quantifying edema and bruising. During the eighties quantifying edema and bruising was mostly subjective and the use of more than one assessor to evaluate and measure the affected area was used. The clinically meaningful

The surgical procedure of blepharoplasty may be performed under general or local anaesthesia and involves removal of excess skin and fat from tl)e upper and/or lower eyelids. The low tension in the skin of the peri-orbital region means that post-Operative oedema and bruising are inevitable. It is an ideal clinical model for double-blind evaluation of pulsed RF treatment because it provides asymptomatic patients who each undergo a bilateral procedure performed by a single surgeon; the patient acts as his, or her own control. A double-blind pilot study and a recently completed study are described.

Pilot Study: (Nicolle and Bentall, 1982)

a)     Aim

The purpose of this study was to determine the effects of pulsed RF energy on the postoperative course of oedema and bruising following blepharoplasty surgery.

b)     Method

The pilot study involved 21 patients who had surgery performed under local or general anaesthesia. Active and placebo antennae were manipulated to form a spectacle shape that was held in place on top of wound dressings. The spectacles were applied immediately postoperatively and removed after 24 hours. Photographic colour transparencies were taken of the patient on the first day (when the dressings were removed), and on the third day (when the sutures were removed), and at six days at the follow-up visit. Assessment of these slides was made by an independent clinician.

c)     Device Specifications

Power Source. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . 3.5 Volt battery
Carrier Frequency. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . : 27 MHz
Pulse Width. . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . .. . .: 100 microsecs
Pulse Repetition Frequency . . . . . . . . . . . . . . . . . . . . . . . .1 KHz

Results

The independent clinician assessed the slides and determined which of the peri-orbital regions showed clinical evidence of an improvement - a reduction in oedema, bruising and scleral haemorrhage. Two patients were excluded due to technical difficulties with the devices. Of the remaining 19 patients, 11 had visible reduction of the post-operative signs on the actively treated side, this improvement was still discernable at the sixth day follow-up visit. In six patients, oedema and bruising was so slight that no difference was visible. Two patients appeared to have a reduction in the severity of signs on the placebo treated side.

1984/5 Blepharoplasty Study (Bentall, Bentall and Nicolle, 1985)

Aim

In the pilot study no attempt was made to obtain any numerical estimates of oedema and bruising on which to perform an analysis. The purpose of the present study is to attempt to replicate the clinical effect observed in the pilot study and to quantify that effect using a larger sample of patients.

Method

The subjects of this clinical study were the patients of a plastic surgeon (Mr F V Nicolle) practising in London, England. All patients attending for bilateral blepharoplasty who gave their informed consent to participation were entered into the study; there were no specific exclusion criteria. Patients receiving surgery to the upper lids and/or the lower lids were included. Patients were randomly assigned a pair of lensless spectacles to provide treatment to the lids of one eye but not the other. Active and placebo antennae were fitted into the lightweight spectacle frames and electrical components were housed in one leg of the frames. The placebo antenna was electrically shielded to prevent re-radiation from the active antenna which emitted pulsed RF. energy of the following specifications:

Nominal Power Output. . . . . . . .. . . . . . . . . . . . . . . . . . . : 73 microW
Carrier Frequency. . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . : 26 MHz
Pulse Width. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . : 73 microsecs
Pulse Repetition Frequency . . . . . . . . . . . . . . . . . . . . . .: 900 Hz

Patients therefore acted as their own control and they were not aware which eye received treatment. Treatment commenced immecijate1y following surgery and the patients were instructed to wear the spectacles for 16 hours per day for the following three days. Apart from this no modifications were made to the normal post-operative care of the patients. Patients were asked to keep a log, on a small card provided, of the hours for which they wore the spectacles.

At each post-operative visit, that is at one day (a few cases only) and at three, four or five days after surgery, the nurse took a clinical photograph which was developed into a colour slide. The clinical logistics of the study precluded the taking of absolutely standard photographs. Therefore, in order to be able to make a correction to the measurements for the absolute size of each photograph, it was decided to place a centimetre scale reference sticker on the forehead of each patient prior to the clinical photograph being taken. Unfortunately this decision was not taken until after the first twelve patients had been entered into the study.

Measurements

The slides were used to obtain measurements of bruising and the amount each eye was open and they were also clinically assessed by a panel of three judges (one surgeon, one nurse and one lay person).

The bruising beneath each eye was recorded by projecting the slide onto a piece of acetate film and then drawing a planimetric trace of the bruised regions below the median palpebral fissure on each side. Only the areas of clearly defined red or purple bruising were included, not the rather diffuse areas of yellow. A System III Image Analysis Machine (AMS Limited) was then used to measure the area (in square centimetres) of the planimetric trace beneath each eye.

The slides were then projected onto a white piece of paper on which two thin black "+" signs had been drawn. The height of the palpebral fissure of each eye (at the point of bisection of the pupil - see Figure 1) and the size of the centimetre scale reference sticker (when present) were marked off on the "+" to signs with a thin pencil. The paper was then laid flat to enable the amount each eye was open and the length of the scale reference sticker to be. measured with a ruler.

To obtain ratings of the extent of oedema, bruising and scleral haemorrhage the three assessors examined the projected slides and recorded a rating of each clinical sign on a specially prepared form. The eyes were rated on the following scale for each sign:

2.R - The patient's RIGHT eye shows "significantly less" ____________ than the patient's LEFT eye.

l. R - The patient's RIGHT eye shows less ________ than the patient's LEFT eye but this is of "little clinical significance."

0 - There is no discernable difference between the patient's LEFT and RIGHT eyes with respect to __________.

lL - The patient's LEFT eye shows......etc cf lR above

2L - The patient's LEFT eye shows......etc cf 2R above

All of the Day 3 (4 or 5) photographs were assessed before any of the Day 1 photographs and the three assessors were blind as to the side of treatment of each patient.

Analyses

Bruising and eye-opening data were ana1ysed using related samples t-Tests and contingency tables were drawn up of the clinical assessment data and submitted to Chisquare tests of association.

Patients who failed to return the log of the times the spectacles had been worn or who wore the spectacles for fewer than eight hours per day for at least two days were excluded from the analysis.

Because not all of the pictures were taken with the patients wearing a scale reference sticker it was not possible to provide a correction factor to the measurement data in every case. Two analyses were therefore performed. To include all patients, the data was transformed to the percentage of total bruising or eye opening (see Figure 1) which was on the active side. The second analysis, which used the measured size of the scale reference sticker to convert the bruising data to actual areas, is considered to give a more meaningful picture even though it included fewer patients.

Results

PATIENT ENTRY

There were a total of sixty patients available for analysis in the present study. Two of these patients failed to return the log of the times when the spectacles were worn, two had worn the spectacles for fewer than the required 2 days and fourteen had worn the spectacles for fewer than the required 8 hours per day. There were thus forty-two patients entered into the analyses, of whom nine patients had slides from Day One Post-operation and of these two had slides from Day One only.

BRUISING

Figure 2 shows the area of bruising on the actively treated side as a percentage of the total bruising of both sides. It can be seen that for the patients as a whole the percentage of the total bruising which was on the active side was significantly less than 500/0, which is the outcome which would be expected to occur by chance (t = 2.56, p = 0.015). This is equivalent to a mean reduction in bruising on the active side of 20.7% (95 % confidence interval 5.2 % to 33.8%).

For the 28 patients who had worn the scale reference sticker it was possible to convert the bruised area measurements to actual areas. Figure 3 shows these results. It can be seen that the mean area of bruising on the placebo side was 2.88 sq cms and 'for the active side it was 2.38 sq cms. This difference was again statistically significant (t = 2.47, P = 0.02) and indicates that there was 17.4 % less bruising on the actively treated than the placebo side (95 % confidence interval 3.7% to 31%).

EYE OPENING

Figures 4 and 5 show, for the Day 1 and Day 3, 4 or 5 photographs respectively, the height of the palpebral fissure of the actively treated side as a percentage of the combined heights of the palpebral fissures of both sides. In neither case is this value significantly different from 50% (Day 1: t -0.52, NS; Day 3, 4 or 5: t =0.62, NS).

CLINICAL ASSESSMENTS

Although the clinical sign of oedema is more striking on the first day following surgery too Few patients with Day 1 photographs were available to permit a meaningful analysis of the clinica1 assessments of them. Even for the Day 3, 4 or 5 photographs there were not sufficient patients to perform a reliable analysis of the full five assessment levels. However, by combining the two levels of assessment on each side (2R and 1R, and, 2L and 1L) and excluding the small number of cases assessed as showing no difference (see Table I), the cell entries are large enough to permit meaningful conclusions. It can be seen that there is a strong association between the clinica1 assessments made and the side of activity of the spectacles that the patient being assessed was wearing (Pearson Chisquare = 6.4, p = 0.0l).

TABLE 1. Clinical Assessment of Oedema by Surgeon Assessor
(Table combining assessment levels).

	Less Oedema on Left	Less Oedema on Right	Total
LEFT SIDE
ACTIVE	12	5	17

RIGHT SIDE
ACTIVE	5	13	18

TOTAL	17	18	35

Table 2 similarly shows the same surgeon's assessments of the patients' bruising. Again the association between assessments made and side of activity of the spectacles worn is statistically significant (Pearson Chisquare = 5.9, p = 0.015). Only six patients show any scleral haemorrhage and there is no evidence of its presence being associated with the side of activity of the spectacles being worn (Pearson Chisquare = 1.3, NS).

TABLE 2. Clinical Assessment of Bruising by Surgeon Assessor
(Table combining assessment levels).

	Less Bruising on Left	Less Bruising on Right	Total
LEFT SIDE
ACTIVE	12	4	16

RIGHT SIDE
ACTIVE	6	12	18

TOTAL	18	16	34

The results of the other two assessors were in broad agreement with the findings of the surgeon though, with more assessments being recorded as "no discernable difference," the same levels of significance were not attained.

f) Discussion

The results of the present study provide objective evidence for and statistical underpinning of the clinical impressions reported in the pilot study. After approximately three days of postoperative treatment with low-levels of pulsed RF energy there is a clear reduction in the area of bruising and in the observable signs of oedema around the treated eye in comparison with the untreated eye.

Oedema occurs during the inflammatory reaction phase of wound healing, though its influence extends beyond this phase and may result in lower wound tensile strength (Speer, 1979) and delay in the onset of the collagen synthesis phase of wound healing (Peacock and Van Winkle, 1976). It is produced by' changes in microvascular permeability, by the breakdown of extravasated proteins (which increases tissue osmotic pressure), by increased capillary ground substance (preventing the rise in tissue tension which opposes further release of exudate) (Walter and Israel, 1972). One possible mechanism of action of the pulsed RF feilds might be to prevent the disaggregation of the mucopolysaccharides of ground substance which causes its increased fluidity and is one of the earliest features of the inflammatory response. In this way the fluid exudate (oedema) and free red blood cells from the damaged capillaries (bruising) would be less able to spread from the initial site of injury.

It is interesting in this context to note that attempts to model the effects of electric fields on connective tissue (Grodzinsky, 1983) have concentrated on the polysaccharides (GAGs) which are the main charge bearing constituents.

The height of the palbebral fissure on the active side is expressed as a percentage of the combined height of the palpebral fissures of both eyes.

Appendix C 15

FIGURE 2. Percentage Area of Bruising

Day 3, 4 or 5 Post-operatively
100
90
80
70
60
50
40
30
20
10
0
Percentage
Of Total
Bruising
On Active Side
Individual Patients — Mean ± 95% Confidence Limits
(N = 40, T = 2.56, P = 0.015)

Appendix C 16

FIGURE 3. Actual Areas Of Bruising in CM²

Day 3, 4 or 5 Post-operatively

CM²
Placebo Side
Active Side
6
5
4
3
2
1
0

(N = 28, Mean Difference = 0.50, T = 2.47, P = 0.02)

Appendix C 17

FIGURE 4. Heights Of The Palpebral Fissure On The Active Side As A Percentage Of The Combined Height Of The Fissure Of Both Eyes

Day 1 Post-operatively

100%
60
58
56
54
52
50
48
46
44
42
40
0

(N = 9, Mean = 49.15 ± 3.21, T = 0.52, NS)

Analysis of Blepharoplasty Results

Bruising and Eye opening data were analyzed using related samples – T tests and clinical assessments data was tabulated and evaluated by chi-square tests of association to evaluate the statistical significance. As explained in the publication, the three judges assessed and rated the extent of edema, bruising and sclera hemorrhage on each patient of both the left eye and the right eye as follows:

  Right eye is significantly less than left eye
  Right eye is less than left eye
  No difference between right eye and left eye
  Left eye is significantly less than right eye
  Left eye is less than right eye

The assessment of each side left and right were combined. As explained by Dr. Bentall, data from 42 patients were entered into the analysis and as per table 1, data from 35 patients were actually used, seven patients did not show any significant difference in the assessment. Most studies using devices similar to ActiPatch™ Therapy such as TENS, NMS, etc. are conducted on 10-15 patients with an equal number being controls. Our study conducted with 81 patients, we believe is adequate and sufficient.

As explained earlier, each patient had one eye treated with the device and the other eye had a placebo. Patients therefore acted as their own control. Of the 42 patients, 21 had the right eye on treatment modality while the left eye was treated with Placebo. The other 21 had left eye treated while the right eye was treated with Placebo.

Figure 4 represents date from day 1. Only data from 9 patients were available since only 28 patients had worn the scale reference sticker. Of the 28 patients, 9 patients had significant assessment value. This data was used in the figure.

As explained in Figure 2, the data for day 3, 4, 5 includes 40 patients.

Table 1. Contains data on 35 patients that showed significant assessment. The remaining 7 patients showed significant assessment value. The data from 42 patients who completed the study was used. The ratings were of the extent of the edema, bruising and sclera hemorrhage. The three assessors examined the slides with the photographs of each eye and recorded a rating for each clinical sign on a specially designed form.

The data from this form was used in the table 1.

Figure 3, 4 and 5 quantifies bruising and the extent of the edema.

The data used one of three assessments being (?) that of a surgeon because the other two assessor's data were in broad agreement with the findings. It was the opinion of the author and that of the referees that it was not necessary to duplicate the findings of the two other assessors.

The study as well as the difficulty in recruiting enough patients, the study is significant in spite of the relatively small number of patients assessed.

As detailed in the publication, all patients were recruited through a plastic surgeon (Dr. Nicolle). All patients undergoing bilateral Blepharoplasty who gave their informed consent were entered into the study.

There were no specific exclusion criteria other than informed consent. All patients receiving surgery to the upper lids and/or the lower lids were included.

Adverse events were assessed and documented but none were reported. Since all patients were using identical devices the likelihood of adverse events occurring were extremely small and unlikely. The major factor would have been infection and none was reported.

Published Plastic Surgery Articles

Nicolle, FV. Bental, RHC. (1982) Use of Radio Frequency Pulsed Energy In the Control of Postoperative Reaction in Blepharoplasty. Aesth Plast Surg, 6, 169. See Exhibit C

Attached are the Pilot Blepharoplasty Study of 21 patients, and a 42 Patient confirming Blepharoplasty study, the article published in Aesthetic Plastic Surgery, "Use of Radio-Frequency Pulsed Energy in the Control of Postoperative Reaction in Blepharoplasty" and Dr. Nicolle's letter. The direct clinical evidence proves that the ActiPatch device reduces both bruising and edema. Since Blepharoplasty involves removal of excess skin and fat from the upper or lower eyelids, where the skin has low tension, postoperative bruising and swelling are inevitable. Blepharoplasty is therefore a good clinical model for evaluation of the effects of the ActiPatch device. In the study, for three days following surgery, bilateral Blepharoplasty patients wore a pair of specially adapted ActiPatch devices with antennae shaped to form lens-less spectacles with both and active and placebo side. Neither the patient nor the physician could detect the active frame. The results show that the areas of bruising and the observable signs of swelling were statistically lower by more than twenty-percent (20%) on the side that received active treatment as opposed to the placebo treated eye lid.

Abstract

This is a preliminary report of the use of a device to apply small pulses of radio-frequency energy to surgical wounds in order to improve wound healing. The device was applied to one eye in 21 patients who underwent bilateral blepharoplasty. There were no device related complications. In 11 patients, edema and ecchymosis were noticeably less on the treated side within 24 hours of surgery. In 6 patients, ecchymosis and swelling were so slight that no difference between treated and untreated sides was visible. Two patients were noticeably worse on the treated side. Further studies will be conducted.

Key words:

Blepharoplasty - Wound healing - Instrumentation

The first mention in the literature of the use of electricity for healing purposes was possibly Adams in 1799. He recalls the work of Dr. Adam Birch of St. Thomas's Hospital, London, in the 1780's using Faradic stimulation to assist in the relief of pain and inflammation in a variety of skin conditions [I]. D'Arsonval, a French physiologist in the 1880's, first suggested that a biological system would interact at a molecular and ionic level with electromagnetic fields of various frequencies and encouraged the use of shortwave diathermy for physiotherary [2]. In more recent times Ginsberg [7] and Fenn [5] have demonstrated that a pulsed 27.12 megahertz device can aid in the resolution of soft tissue swelling and bruising. In the 1970's both Wilson [9] and Bentall [3] confirmed that these observations ere reproducible in clinical practice. Other means have also been developed of electrically stimulating me repair in non-unions, Bassett [2], Fukada [6], and Watson [8] used differing devices, all of which their final interaction with the tissues induce a current in the tissues secondary to the electric and magnetic field. These devices are large and expensive.

In the past 5 years, a small portable device has been developed by Bentall which has been used in studies on secondary wound healing and on rat abdominal wall tensile strength measurements. These controlled studies, using a placebo device as a control, demonstrated that there was enhancement in the acute wound healing process of 20-30% in these models. The human wound healing study using histological criteria pointed also to a more proficient wound healing process with less pleomorphism in the basal cell layer; almost normal palisading of the basal cells, which is not normally seen in wounds healing from secondary intention: and an almost normal height of re-epithelization compared with the thinned epithelium in the placebo group. These findings encouraged the present study to be undertaken to ascertain the possible clinical role of such a device.

The study reported here was designed to assess the possible benefit of such treatment to patients undergoing cosmetic surgery of the face. Blepharoplasty provided an excellent model, since the lids on each side can be compared for differences in the amount of ecchymosis and edema.

Material and Methods

The device itself consists of a small oscillator tuned to 27.12 megahertz with a timer switching the oscillator so that small pulses of radio-frequency energy are emitted from the single turn coaxial coil. The shape of the pulse is square and is 100 µ sec long, there being 1,000 pulses per second. The power is from a small nickel-cadmium rechargeable 3.5 volt DC battery which draws 0.5 ma: the unit may be used for 5 days without recourse to recharging. The area of the coil is approximately 6 cm in diameter.

Fig. 1. A patient who underwent upper and lower blepharoplasty on both right and left eyes. The right eye was treated with Bentall's device and illustrates the typical response noted in 11 out of 13 cases where sufficient ecchymosis and edema existed for comparison. In this case, although ecchymosis is similar In both eyelids, the degree of edema is obviously greater in the untreated left eye. This difference is most obvious 24 hour, postoperatively, but the relative improvement is apparent throughout the period of observation. (A) One day postoperatively, (B), Three days postoperatively, (C) Six days postoperatively

In order to adapt this device to fit over the eyelid region, 2 wire loops were designed in the shape of a spectacle frame which can then be held in place with light padding and a 2 in crepe bandage. Only 1 loop is electrically active, the other providing a control. This device was applied at completion of surgery and removed after 24 hours. The device showed no indication as to which side was active and this was only known to the manufacturer.

For the purpose of the preliminary report, 21 consecutive cases of blepharoplasty were treated. Photographs were taken 24 hours postoperatively when the bandage was removed, after 3 days when the sutures were removed and after 6 days follow-up. Some cases were of upper and lower blepharoplasty, others of one set of lids only (fig. D) Some were operated on under local anesthesia and others under general. No attempt was made to subdivide this group since a study of all the patients in a consecutive series was considered to be the most valid basis for comparison.

Results

Twenty-one patients were studied and the postoperative course of all of them was uncomplicated by any contributory factors such as vomiting, coughing bouts, or trauma which might have influenced the result. Two cases were excluded because of displacement of the dressings by the patients. No patient complained of any unusual pain locally or headaches that might have been interpreted as related to the electrical treatment.

In 6 cases, ecchymosis and swelling was so slight that no difference was visible between the treated and untreated sides. In II cases, improvement was apparent, which was most obvious at 24 hours when treatment was ended. At this point edema, and to a lesser extent ecchymosis, was distinctly less on the treated side, and this improvement continued to be apparent after 6 days when the period of early follow-up ended. Two cases were judged to be worse on the treated side.

Discussion

A patient's most immediate concern following facial cosmetic surgery is whether they will experience much bruising, swelling, or pain and how long it will take to recover to a point when it will pass unnoticed during social contact. This series is small, but the results are so encouraging that reporting it seems justified. Of course, the study will continue and a much larger number of cases will be added to this study in the immediate future. We are also now employing a similar device for incorporation in face and neck lifts, which is identical electrically but has two larger wire loops to cover the neck and sides of the face. Devices such as Bentall's have immense possible benefits to plastic surgery cases, not only in cosmetic cases, not only in cosmetic cases but in so many situations where the rate of healing and reduction of edema and ecchymosis are of considerable importance. We look forward to reporting later on a much expanded series.

References

I. Adams G: An Essay on Electricity. Explaining Principals of That Useful Science and Describing the Instruments. 5th Edition. Dillion and Co, 1799, pp 482-575
2. Bassett CAL. Pawluk R1. Pills AA: Augmentation of Bone repair by inductively coupled electromagnetic fields. Science 184:575, 1974
3. Bentall, RHC.Lekstein, HB. A Trial involving the use of pulsed electromagnetic therapy on children undergoing orchidopexy. Kinderchirurgic 17 (no 4) November, I975
4. D'Arsonval A: New method of electrical simulation/ exultation of nerves and muscles. CR Acad Sci (Paris) 92: 1520, 1881
5. Fenn JE: Effect of pulsed e!ectromagnetic energy (Diapulse) on experimental haematomas. Canad Med Assoc J 100:261, 1969
6. Fukada, ,
7. Ginsberg, AJ: A description of myoathermic short wave apparatus with clinical applications. NY Acad. Med October 14, 1940
8. Watson J, Downes EM: The application of pulsed magnetic fields to the stimulation of bone healing in healing. Jpn J Appl Phys 17:215, 1978
9. Wilson DH: Treatment of soft tissue injuries by pulsed electrical energy. Br Med J 2:269. 1972

High-Tech Healing

The evolution of therapeutic electromagnetic fields in plastic surgery by Brian M. Kinney, MD, FACS, MSME

In the late 1700s Alessandro Volta performed early work on batteries and storage of electrical charge. This was followed in the early 1800s by André-Marie Ampère's work on the attractive and repulsive forces of currents in conductors, which led, in the late 19th century, to the introduction of Morse code, electric lighting and lightbulbs, motors, and a host of other inventions. Did Volta or Ampère ever think that they would be helping today's doctors to provide improved wound care? Probably not—but that is exactly what they did.

Initial Medical Devices, Static Magnets, and PEMF Therapy

Diathermy, the therapeutic use of a high-frequency current to generate heat within tissue, began with a first-generation continuous wave device that used electrical signals to do just that: generate heat in tissue. This was one of the first electrical devices in medicine. The 1938 *Collier's Year Book* mentions the use of diathermy to generate heat to treat gonococcal infections.

Early devices were essentially broad-frequency broadcasting stations that could be detected miles from the treatment device with a standard radio receiver. With this much power, tissue was bathed in excessive, unfocused, poorly-tuned power whose effects were untested. Decades of use had shown that circulation was increased, but the systematic study of how individual tissue was affected remained in question. Regardless, diathermy became a standard part of physical therapy, ordered for rehabilitation, healing after trauma or surgery, stimulation of blood flow to speed healing and lymphatic flow, therapeutic interventions in the treatment of rheumatoid arthritis, sporting injuries, and other conditions.

> ***This therapy eliminates major barriers for patients considering plastic surgery by reducing the long recovery time caused by the swelling, pain, and bruising of the incision and surgical dissection.***

The principal of diathermy is the basis of electrocautery devices that utilize high-frequency radio waves to intensely heat tissues in a small area in order to coagulate vessels, cut tissue, and aid with surgery.

In 1957, Hal Mettler introduced the first ultrasonic heating device that used a frequency range of 1–3 MHz in a continuous output. These devices remain in use to this day. This is not to be confused with the use of static, or bar, magnets that have become so popular in recent years.[1-3] Most investigations have found no objective evidence that they improve pain or swelling in soft tissues. With a static, invariant magnetic field, a beneficial mechanism of action is difficult to postulate. Few studies, other than one performed in 1997 at Baylor University, verify that static magnets have an objective therapeutic effect on tissues.[4] That study demonstrated a statistically significant relief of musculoskeletal back pain in post-polio patients.

After decades of use, in 1976 with the signing into law of the act that created the FDA, continuous-wave diathermy devices were "grandfathered" into use from prior clinical experience without the requirement that premarket approval (PMA) be granted. The PMA process necessitates intensive scientific investigation, large-scale clinical trials, and a more laborious regulatory obligation.

Until the early 1990s continuous-wave diathermy devices remained the standard approach to treating wounds. This remained largely unchanged for more than 50 years.[7-11] Pulsed electromagnetic field devices (PEMF), also known as electrotherapy devices, were an improvement over ones based on continuous waves.[13-16] They used less power, had a limited radio-frequency field pattern due to improved antenna and circuit design, and did not interfere with other electrical devices.

Electromagnetic Fields and Health Effects

In the 1990s, after more than a century of electromagnetic usage in wound care, concern about leukemia clusters found in children living near power transmission lines led to a public interest in surveying and analyzing the state of the art in electromagnetic fields and human tissue. The National Institute of Environmental Health Sciences published a Working Group Report, entitled *Assessment of Health Effects from Exposure to Power-Line Frequency Electric and Magnetic Fields.* The 523-page document examined both the adverse and beneficial effects (and the broad range of interaction of biological tissues) with electromagnetic fields. Carcinogenicity, noncancer health effects in experimental animals, epidemiology, and laboratory studies in humans. In vitro studies, biophysics, changes in tissues induced by EMF, and physical mechanisms in tissues were examined as well.

There was "inadequate" evidence for adverse health effects in more than 10 conditions, including Alzheimer's, immune system deficiencies, cardiovascular disease, and amyotrophic lateral sclerosis, among others. The majority of the Working Group found one area with "strong" evidence for a biological effect; bone repair and adaptation, both of which were improved in a variety of settings, including bone lengthening, inhibition of bone resorption, and appositional (surface) bone growth. However, our orthopedic colleagues, concerned largely with the bony

32 PLASTIC SURGERY PRODUCTS JUNE 2004

High-Tech Healing

Before & After

Preoperative blepharoplasty oblique photo.

1 weeks after surgery with makeup.

tissue, did not study the soft tissue between the skin and the bone during almost all of their studies. Therefore, there was a relative paucity of evidence to evaluate in soft tissue. Finally, it was generally agreed that electromagnetic fields could be sensed in the tissue by patients during treatment.

Based on the studies evaluated, 10 Working Group members voted "for moderate" evidence on nervous and nonbone connective tissue repair and adaptation in vertebrate animals, 12 abstained, six voted for "weak" evidence and one voting member was absent. Human studies in soft tissues were quite rare, although radio frequency devices have long been known to increase blood flow and had been in use for decades. Double-blind studies, the gold standard in rigorous medicine, but relatively rare in cosmetic plastic surgery, have provided some guidance for clinical progress in recent years.

Studies of Soft-Tissue Effects

Research studies in the past 20 years uncovered an extremely important finding: the electric field induced in the body could increase blood flow to the tissues without having to heat the tissues. For decades it was thought that the heating effect of the high-energy field in the first-generation device was essential for the increased blood flow, but this does not appear to be the case. Pulsatile devices with a factor of 10 or more appeared to stimulate blood flow by a pulsatile, rapidly peristaltic mechanism on vessel walls, rather than heating action or secondary vasodilatation.

Studies have shown improvement in microvascular blood perfusion and more rapid healing of ulcers in diabetic patients, increased skin perfusion in the forearm of volunteer experimental human subjects and improved pedal edema in cardiac patients.[17-19] In one study endothelial cells responded to PEMF by increased growth rate and angiogenesis and it has been suggested that wound healing in general is improved. In another animal model, spinal fusion was improved while in another study, bone-graft take was improved after a state of nonunion.[20]

In the early 1980s Nicolle and Bentall wrote in the *Aesthetic Plastic Surgery Journal* of the reduced swelling on clinical exam after blepharoplasty with an older generation electromagnetic field device.[21] Silver used a device to treat patients postoperatively after capsular contracture release.[22] Roland, et. al's research group reported in *Plastic and Reconstructive Surgery* in April 2000 on a statistically significant difference in capillary sprouting after PEMF treatment compared to controls in a double-blind study laboratory animal model.[23]

The Development of Modern Devices and "Nonthermic" Diathermy

Since the 1990s, the second-generation devices advanced the state of the art because they were "nonthermic" in that they did not heat tissue to any appreciable degree. Unfortunately, while somewhat useful, these machines weighed 40 to 50 lbs, making them difficult to work with. Treatment with the devices required a return trip to the office daily or delivery by truck to the patient's home for therapy for the first week after surgery.

The device was placed directly over the face about 1 inch from the area of treatment and the patient had to remain quiet for 30 minutes, twice a day—a task often difficult for the immediately postoperative patient.

Practicality limited the compliance with a once- or twice-daily weeklong regimen. In fat injection to the face, the use of these devices became a routine part of the postoperative plan for some surgeons. The angiogenesis effect likely improves autograft take, although this has not been shown under controlled laboratory conditions. The need for a more streamlined, easy-to-use device became apparent.

A new third-generation device, cleared by the FDA 2 years ago for marketing by a 510 (k), resolved some of the major issues with the second-generation device. The electronics were miniaturized onto a printed circuit board, the controls were managed by microchips and the device was now sealed in a flesh-colored, soft outer covering. The antenna was etched directly onto the circuit board with an electrically-efficient design that allowed a small watch battery to power it continuously for 7–10 days.

The device was applied much as EKG leads with a double-sided adhesive strip directly to the wound or onto a bandage that covered the wound itself. Compliance problems were virtually eliminated by incorporation of the device into the standard postoperative dressings immediately after surgery. While the new device weighed only a few ounces and radiated less total power, the total therapeutic dose delivered gently over 24 hours was about 2.5 to 3 times that of the large bulky second-generation device that was used only twice daily at very high, pulsed doses.

Postoperative photos in recovery room with electromagnetic devices applied.

Patient 2 days after surgery.

PHOTOS COURTESY OF BRIAN M. KINNEY MD, FACS, MSME

34 PLASTIC SURGERY PRODUCTS JUNE 2004

High-Tech Healing

Left: Small fourth generation device. Below: large fourth generation device.

In March 2004, a fourth-generation device cleared for marketing by the FDA improved on its predecessor in several ways. Notably, the outer seal was made flexible to better follow body contours; the microchips were further miniaturized; the antenna design was made more efficient and created a more enveloping radiated field with better penetration potential. The fourth-generation device had an on-off switch for conservation of the power source and a 30-day life span.

Clinical trials are set to begin shortly and should be completed by the end of the year. The widespread acceptance of PEMF devices for physical medicine and rehabilitation, orthopedics, sports injuries, and musculoskeletal conditions belies the fact that other fields of medicine have not investigated them extensively.

Research studies in the past 20 years uncovered an extremely important finding: the electric field induced in the body could increase blood flow to the tissues without having to heat the tissues.

Discussion of Potential Electrotherapy Mechanisms

Electrotherapy has been used for decades to reduce pain and swelling following surgery. In addition, there is clinical and laboratory evidence of its efficacy in significantly inducing capillary growth. Now new technology is catching up with the clinical evidence and we are reaching a better understanding of electrotherapy's mechanism of action and learning that very low power levels, when used over extended periods, can produce equivalent results to the high power, transient treatments associated with cumbersome traditional machines. Lower power levels with efficient antenna designs allow packing the power of electrotherapy into a wearable, affordable patch. This therapy eliminates major barriers for patients considering plastic surgery by reducing the long recovery time caused by the swelling, pain and bruising of the incision and surgical dissection.

Brian M. Kinney, MD, FACS, MSME, is a board-certified plastic surgeon with a private practice in Los Angeles. He can be reached at (310) 277-5112.

References

1. Becker R. *Cross Currents: The Promise of Electromedicine, the Perils of Electropollution.* New York, NY: JP Tarcher; 1991.
2. Gerber R. *Vibrational Medicine.* Santa Fe, NM: Bear and Co; 1996.
3. Null G. *Healing with Magnets.* New York, NY: Carroll and Graf; 1998.
4. Polk C, Postow E (eds). *Handbook of Biological Effects of Electromagnetic Fields.* Boca Raton, Fla: CRC Press; 1996.
5. Selden G, Becker R. *The Body Electric: Electromagnetism and the Foundation of Life.* New York, NY: William Morrow and Co; 1985.
6. Vallbona C, Hazlewood CF, Jurida G. Response of pain to static magnetic fields in postpolio patients: a double blind pilot study. *Arch Phys Med Rehabil.* 1997;78(11):1200-1203.
7. Kaplan EG, Weinstock RE. Clinical evaluation of Diapulse as adjunctive therapy following foot surgery. *J Am Podiatry Assoc.* 1968;58(5):218-221.
8. Constable JD, Scapicchio AP, Opitz B. Studies of the effects of Diapulse treatment of various aspects of wound healing in experimental animals. *J Surg Res.* 1971;11(5):254-257.
9. Pasila M, Visuri T, Sundholm A. Pulsating shortwave diathermy: value in treatment of recent ankle and foot sprains. *Arch Phys Med Rehabil.* 1978;59(8):383-386.
10. Krag C, Taudorf U, Siim E, Bolund S. The effect of pulsed electromagnetic energy (Diapulse) on the survival of experimental skin flaps: a study on rats. *Scand J Plast Reconstr Surg.* 1979;13(3):377-380.
11. Goldin JH, Broadbent NR, Nancarrow JD, Marshall T. The effects of Diapulse on the healing of wounds: a double-blind randomised controlled trial in man. *Br J Plast Surg.* 1981;34(3):267-270.
12. Raji AR, Bowden RE. Effects of high-peak pulsed electromagnetic field on the degeneration and regeneration of the common peroneal nerve in rats. *J Bone Joint Surg Br.* 1983;65(4):478-492.
13. Stiller MJ, Pak GH, Shupack JL, Thaler S, Kenny C, Jondreau L. Portable pulsed electromagnetic field (PEMF) device to enhance healing of recalcitrant venous ulcers: a double-blind, placebo-controlled clinical trial. *Br J Dermatol.* 1992;127(2):147-154.
14. Badea MA, Vasilco R, Sandru D, Paslaru L, Jieanu V, Cernorosan S. The effect of pulsed electromagnetic field (diapulse) on cellular systems. *Rom J Physiol.* 1993;30(1-2):65-71.
15. Kanje M, Rusovan A, Sisken B, Lundborg G. Pretreatment of rats with pulsed electromagnetic fields enhances regeneration of the sciatic nerve. *Bioelectromagnetics.* 1993;13(4):353-359.
16. Till M, Gubisch W, Frickert G, Reichert H, Schmidt KH. Postoperative management with pulsed high frequency electromagnetic energy. A clinical study of 38 patients with rhinoseptoplasty [in German]. *Handchir Mikrochir Plast Chir.* 1993;25(1):26-32.
17. Greenough CG. The effects of pulsed electromagnetic fields on blood vessel growth in the rabbit ear chamber. *J Orthop Res.* 1992;10(2):256-262.
18. Mayrovitz H, Larsen PB. Effects of pulsed electromagnetic fields on skin microvascular blood perfusion. *Wounds.* 1992;4(5):197-202.
19. Mayrovitz H, Larsen PB. A preliminary study to evaluate the effect of pulsed electromagnetic field treatment on lower extremity peri-ulcer skin microcirculation of diabetic patients. *Wounds.* 1995;7(3):90-93.
20. Wilson DH, Jagadeesh P. Experimental regeneration in peripheral nerves and the spinal cord in laboratory animals exposed to a pulsed electromagnetic field. *Paraplegia.* 1976;14(1):12-20.
21. Nicolle FV, Bentall RM. Use of radio frequency pulsed energy in the control of postoperative reaction in blepharoplasty. *Aesth Plast Surg.* 1982;6(3):169-71.
22. Silver H. Reduction of capsular contracture with two-stage augmentation mammaplasty and pulsed electromagnetic energy (Diapulse therapy). *Plast Reconstr Surg.* 1982;69(5):802-808.
23. Roland D, Ferder M, Kothuru R, Faierman T, Strauch B. Effects of pulsed magnetic energy on a microsurgically transferred vessel. *Plast Reconstr Surg.* 2000;105(4):1371-1374.

36 PLASTIC SURGERY PRODUCTS JUNE 2004

Pulsed Electromagnetic Field Therapy In Plastic Surgery, Brian M. Kinney, MD, FACS, MSME Aesthetic Plastic Surgery, January/February 2005 • Volume 25 • Number 1

Figure 2. *Postoperative view of a 40-year-old woman who has undergone blepharoplasty wearing the 3rd generation ActiPatch on her cheek.*

Figure 3. *Fourth-generation ActiPatch device.*

decessor in the following ways: (1) the outer seal was made flexible to better follow body contours, (2) the microchips were further miniaturized, (3) the antenna design was more efficient and created a more enveloping radiated field with better penetration potential, (4) it exhibited an approximate 30-day lifespan, (5) a new crescent shape allowed for following the malar and mandibular contours, and (6) an on-off switch was added for conservation of the power source (Figure 3).

Clinical experience with ActiPatch in ameliorating edema and pain after blepharoplasty, rhytidectomy, abdominoplasty, breast augmentation, and other plastic surgery procedures is accumulating. Numerous personal communications reflect a consistent reduction in edema and a potential reduction in pain with this device. With further study and clinical use, the efficacy of PEMF in plastic surgery may soon become clearer.

Background on Electromagnetic Fields and Health Effects

In the 1990s, concern about childhood leukemia clusters found in residents near power transmission lines led to public interest in surveying and analyzing the state of the art in electromagnetic fields and human tissues. The National Institute of Environmental Health Sciences published a 523 page *Working Group Report*[4] with 63 pages of references encompassing adverse and beneficial effects and the broad range of interaction of biological tissues with electromagnetic fields. The report critically examined subjects such as carcinogenicity, non-cancer health effects in experimental animals, epidemiological and laboratory studies in humans, *in vitro* studies, biophysics, changes in tissues induced by electromagnetic fields, and physical mechanisms in tissues.

The Report demonstrated "inadequate" evidence for adverse health effects in humans in more than 10 categories including Alzheimer's, immune system and cardiovascular disease, and amyotrophic lateral sclerosis, and only "weak" evidence in particular categories for experimental animals. Most *Working Group* participants found one category with strong evidence of a biological effect. Bone repair and adaptation was assessed as improved in terms of bone lengthening, inhibition of bone resorption, and appositional (surface) bone growth. However, the participating orthopedists, primarily concerned with bony tissues, did not, for the most part, examine the soft tissues between the skin and the bone. Therefore, there was relatively little soft tissue evidence to evaluate. Finally, it was generally agreed that during treatment patients could sense electromagnetic fields in the tissues.

Based on their evaluation of interaction of biological tissues with electromagnetic fields in these studies, 10 *Working Group* participants voted for "moderate" evidence of nervous and non-bone connective tissue repair and adaptation in vertebrate animals, 12 participants abstained, 6 participants voted for "weak" evidence, and one voter was absent.

Studies of the Effects of PEMF on Soft Tissues

For decades it was thought that the heating effect of the high energy field in the first generation diathermy device was essential for the increased blood flow. However, later research showed that pulsatile devices with a factor of 10 or less energy appeared to stimulate blood flow by a pulsatile, rapidly peristaltic mechanism on vessel walls, not heating action or secondary vasodilatation. The energy could be measured in watts.

Studies of PEMF treatment have shown improvement

in microvascular blood perfusion and more rapid healing of ulcers in diabetic patients, increased skin perfusion in the forearm of volunteer experimental human subjects, and improved pedal edema in cardiac patients. In one study, endothelial cells responded to PEMF with increased growth and angiogenesis, and it has been suggested that PEMF generally improves wound healing.5 In another animal model, spinal fusion was improved,6 and in another, bone-graft take was improved after a state of non-union.7

In the early 1980s, Bental8 wrote about reduced swelling after blepharoplasty (on clinical examination) with an older-generation electromagnetic field device and about effective treatment of soft-tissue injuries to diminish edema and speed wound healing.9 In 2000, Roland et al10 reported a statistically significant increase in capillary sprouting after PEMF treatment, compared with controls, in a double-blind, laboratory animal model of groin wounds. Further studies in animals that underwent ligation of the feeding artery to a groin flap showed improved flap survival compared with controls.11 Markov et al12-14 found decreased edema and improved wound healing in soft tissues treated with PEMF. Accelerated wound healing was recently demonstrated in 2 laboratory models in plastic surgery.15,16

Potential Electrotherapy Mechanisms

Electrotherapy has been used for decades to reduce pain and swelling following surgery. In addition, there is clinical and laboratory evidence of its efficacy in significantly inducing capillary growth. Now, new technology is catching up with the clinical evidence and we are reaching a better understanding of the electrotherapy mechanism of action and learning that very low power levels, when used over extended periods, can produce results equivalent to the high power, transient treatments associated with cumbersome traditional machines.

Lower power levels with efficient antenna designs facilitate packing the power of electrotherapy into a miniaturized, wearable, and affordable patch. Such a patch can help to overcome the hesitation of patients considering plastic surgery by potentially reducing postoperative pain and recovery time.

Increasing fluid flow due to its pulsatile action, electrotherapy helps to reestablish cell membrane potential in vitro, reduces edema, seems to relieve pain, and appears to ignite healing in vivo, clinically, by compressing the "inflammatory process." In one device, electrotherapy, when activated, emits a pulsed radiofrequency signal that is propelled into the body on a 27 MHz frequency wave. These waves introduce an electromagnetic field into the affected tissue that induces a low frequency electrical cur-rent in the damaged cells. Each pulse is 100 µsec in duration and the signal is pulsed at 1000 Hz for a duty cycle of 10% (90% off, 10% on per second).

The induced electrical current affects the cells, which have been traumatized and physically separated by intercellular fluids. Each cell stores an electrical capacitance by actively pumping and maintaining many electrolyte gradients across the membrane, including a high concentration of potassium and low concentration of sodium, inside rather than outside of the cell wall. This pumping mechanism and the relative concentration of the electrolytes have been diminished through trauma. Electrotherapy's applied low-level induced electrical cur-rent helps reestablish that electrical capacity. When the cell achieves its normal resting potential (–70mV), it will emit few chemical pain signals and inflammatory agents (histamines, nitric oxide, prostaglandin E and others).

The induced, time-varying electric field created by electrotherapy excites the lymphatic system and the blood vessels; more quickly pumps the concentration of fluid from the affected area, and induces capillary growth in healing tissues. As a result, the physical separation of cells due to increased extracellular fluid will decrease, and intercellular communications through tight and gap junctions are potentially improved. Nerves may stop receiving pain signals and the inflammatory response may be ameliorated while healing is activated.

The Future

The use of PEMF devices preoperatively to induce cap-illary growth and postoperatively to improve swelling has a scientific underpinning, but efficacy has not been scientifically proven in clinical studies. Use after facial surgery, breast surgery, and abdominoplasty may be most beneficial in reducing edema and, perhaps, pain. Clinical stud-ies indicating decreased use of postoperative analgesics in plastic surgery have not been published, and anecdotal reports must be corroborated in light of effects on nerve endings documented in laboratory studies.17

As our knowledge of these technologies improves, many more applications may emerge in treatment of postoperative edema and pain, nerve regeneration, replantation, rehabilitation, hand surgery, microvascular free-tissue transfer, and grafting. Clinical studies are currently planned or underway in podiatry for heel pain, in orthopedics for soft-tissue injuries, in dentistry and oral surgery after major dental and maxillofacial procedures, and other fields. Wound healing, inflammation, edema, capillary growth, nerve regeneration, and pain are almost ubiquitous factors in medicine and numerous applications will be investigated, both within and outside of plastic surgery. ｡

References

Vallbona C, Hazlewood CF, Jurida G. Response of pain to static magnet-ic fields in postpolio patients: a double blind pilot study. Arch Phys Med Rehabil 1997;78:1200-1203.
Kinney B. Electromagnetic Field Stimulation After CO2 Laser Resurfacing of the Face. Presented at the American Society of Plastic Surgeons Annual Meeting, Los Angeles, CA, October 11, 2000.
Carraway J, Casas L, DiBernardo B, Coleman S, Dobb R, Garica J. Personal communication.
National Institute of Environmental Health Sciences, National Institutes of Health Working Group Report: 1998. Portier C, Wolfe M.
Assessment of Health Effects from Exposure to Power-Line Frequency Electric and Magnetic Fields. 1998-3981.
Yen-Patton GP, Patton WF, Beer DM, Jacobson BS. Endothelial cell response to pulsed electromagnetic fields: Stimulation of growth rate and angiogenesis in vitro. J Cell Physiol 1988;134:37.
Glazer PA, Heilmann MR, Lotz JC, Bradford DS. Use of electromagnetic fields in spinal fusion: A rabbit model. Spine 1997;22:2351.
Bassett CAL, Mitchell SN, Schink MM. Treatment of therapeutically resistant nonunions with bone grafts and pulsing electromagnetic fields. J Bone Joint Surg Am 1982;64:1214.
Frederick VN, Bental RHC. Use of radiofrequency pulsed energy in the control of postoperative reaction in blepharoplasty. Aesth Plast Surg 1972;6:169-171.
Bental RHC. Low-level pulsed radiofrequency fields and the treatment of soft-tissue injuries. Bioelectrochemistry and Bioenergetics 1986;16:531-548.
Roland D, Ferder M, Kothuru R, Faierman T, Strauch B. Effects of pulsed magnetic energy on a microsurgically transferred vessel. Plast Reconstr Surg 2000;105:1371-1374.
Weber RV, Navarro A, Wu JK, Yu HL, Strauch B. Pulsed magnetic fields applied to a transferred arterial loop support the rat groin composite flap. Plast Reconstr Surg 2004;114:1185-1189.
Markov MS, Pilla A. Electromagnetic field stimulation of soft tissues: Pulsed radiofrequency treatment of postoperative pain and edema. Wounds 1995;7:143.
Markov MS. Electric current and electromagnetic field effects on soft tissue: Implications for wound healing. Wounds 1995;7:94.
Itoh M, Montemayor JS, Matsumoto E, Eason A, Lee MHM. Accelerated wound healing of pressure ulcers by pulsed high peak power electro-magnetic energy (Diapulse). Decubitus 1991;4:24-25, 29-34.
Callaghan M, Kinnuncan ER, Ceradini DJ, Simon BJ, Gertner GC. Accelerated Wound Healing by Pulsed Electromagnetic Fields.
Presented at the American Society of Plastic Surgeons Annual Meeting, Phildelphia, PA, October 13, 2004.
Strauch B. The Clinical Potential of Pulsed Magnetic Fields. Presented at the American Society of Plastic Surgeons Annual Meeting, Phildelphia, PA, October 8, 2004.
Sisken BF, Walker J, Orgel M. Prospects on clinical applications of electri-cal stimulation for nerve regeneration. J Cell Biochem 1993;51:404-409.

Bibliography

Cameron MH. Comparison of heat distribution with inductive coil SWD applicator, capacitive plate SWD applicator, microwave diathermy and ultrasound. In: Physical Agents in Rehabilitation, from Research to Practice. Chapter 10, Electromagnetic Radiation. St. Louis: Elsevier Science. 1999. p. 325.
Erdman WJ. Peripheral blood flow measurements during application of pulsed high frequency currents. Am J Orth 1960;2:196-197.
Excerpted from Collier's Yearbook 1938, Review of Medicine, in MSN Encarta Encyclopedia 2004.
Excerpted from Collier's Yearbook 1939, Review of Radio, in MSN Encarta Encyclopedia 2004.
Mayrovitz H, Larsen PB. Effects of pulsed electromagnetic fields on skin microvascular blood perfusion. Wounds 1992;4:197-202.
Mayrovitz H, Larsen PB. A preliminary study to evaluate the effect of pulsed electromagnetic field treatment on lower extremity periulcer skin microcirculation of diabetic patients. Wounds 1995;7:90-93. Mericle RP, et al. Plant Growth Responses. In: Biological Effects of Magnetic Fields. New York: Plenum Press; 1964. p. 183-195.
Sharrard WJW. A double-blind trial of pulsed electromagnetic fields for delayed union of tibial fractures. J Bone Joint Surg 1990;72B:347-352.
Note: Dr. Kinney serves on the Board of Directors of the Bioelectronics Corporation, manufacturer of the ActiPatch device, and formerly consulted for Electropharmacology, Inc, before its breakup.
Reprint requests: Brian M. Kinney, MD, 2080 Century Park E., Suite 1110,
Los Angeles, CA 90067-2009.
Copyright © 2005 by The American Society for Aesthetic Plastic Surgery, Inc.
1090-820X/$30.00 doi:10.1016/j.asj.2004.12.001
Volume 25, Number 1

ActiPatch Therapy Following Cosmetic Surgery of the Face and Neck: A Valuable Adjunct to the Postoperative Management, Casas, Laurie A., MD FACS

ActiPatch Therapy has become an integral part of the postoperative treatment plan/regime in my patients following Blepharoplasty, Rhinoplasty, Facelift, Neck lift and Liposuction of the Neck. After completing a Prospective Observational Study which evaluated the effects of using ActiPatch on 32 patients (52 procedures) as compared to a control group of 30 patients (45 procedures) who underwent the same cosmetic procedures without the use of ActiPatch, we found that ActiPatch Therapy decreased postoperative swelling, bruising , localized fibrosis and localized discomfort by 30-50%. Because of this Observational Study I have added ActiPatch Therapy to my postoperative protocol for patients undergoing cosmetic surgical procedures of the face and neck and who desire a decrease in their postoperative recovery time.

I performed a prospective observational study on 32 patients (52 procedures) using ActiPatch Therapy and compared them to 30 patients (45 procedures) control group to evaluate the effect of ActiPatch on postoperative 1) swelling and bruising, 2) localized subcutaneous fibrosis and 3) localized discomfort. Both groups of patients were on the same preoperative protocol of vitamin supplements and postoperative protocol which continued the use of supplements and added the use of Cox 2 inhibitors for localized pain. In addition, all patients had Manual Lymphatic Drainage with a specific protocol of 2 visits per week for 6 weeks. Both groups of patients were evaluated by a Nurse Practitioner, the treating physical therapist and the senior author at 3 days, 5-6 days, 7-10 days, 13-14 days, 21 days, 28 days and 42 days postoperatively. An observational data sheet was completed at each visit which documented 1) localized pain, 2) swelling and bruising, 3) the soft tissue fibrosis which is characterized by subcutaneous lumps and tightness and discomfort when moving the operated part. The ActiPatch was either placed under the gauze head wrap dressing in the facelift, neck lift and neck liposuction patients, and at the glabella or corner of the brow in the Rhinoplasty and Blepharoplasty patients. All patients used the ActiPatch for the first three days and some continued to use it for a total of ten days. The endpoint was when all visible bruising had resolved.

We found that ActiPatch therapy was very effective in decreasing postoperative swelling and bruising. Specifically, our observers noted a 30-50% reduction in the number of days the patients had visible swelling and ecchymosis compared to the control group. Both groups had Manual Lymphatic drainage and Deep Tissue Release Therapy scheduled for 2 times per week for six weeks.(ref: "Manual Lyphatic Drainage: An Integral Component of Postoperative Care in the Plastic Surgery Patient" Presented at the Annual Conference of the American Society of Lymphology, Chicago, IL August 1999 and "The role of Manual Lymphatic Drainage in the Postoperative Care of Cosmetic Plastic Surgery Patients", Presented at the Annual Conference of the American Society of Lymphology, Las Vegas, Nevada October,2004.) The ActiPatch group required 30-50% fewer sessions to decrease swelling, bruising and localized discomfort from soft tissue fibrosis. The endpoint of Lymphatic Drainage Therapy is decided by both the patient and the therapist who together decide that the operated tissues feel and look normal.

ActiPatch Therapy is very useful to decrease the swelling, bruising and localized discomfort in patients undergoing cosmetic of the face and neck. The following protocol is now used in my practice for all patients who desire a decrease in their postoperative recovery time following Cosmetic Surgery of the face and neck.

Blepharoplasty: ActiPatch 500 either over each eyebrow, or at the corner of each brow or under each lower eyelid. 24 hours per day for 3-7 days. It is removed for showering and replaced by moistening the hydrogel. Some patients used paper tape to help hold the ActiPatch in position.

Rhinoplasty: ActiPatch 500 at the Glabella 24 hours per day for 3-7 days.

Facelift: ActiPatch 500 is placed on each preauricular area under the gauze head wrap dressing. When the dressing is removed the ActiPatch is placed either in the pre or post auricular area as the swelling drops down the face to the neck lymph nodes over the first 3-10 days after surgery.

Neck Lift: ActiPatch 500 is placed on both sides of the neck under the ear and under the gauze head wrap dressing. When the dressing is removed the ActiPatch is worn on the neck are where the most swelling and bruising is visible for the first 3-10 days.

Neck Liposuction: same protocol as Neck Lift.

ActiPatch is removed for showering and replaced by moistening the hyrogel. Some patients use paper tape to help hold the ActiPatch in position.

The Effects of Actipatch Therapy Following Cosmetic Face and Neck Procedures: An Observational Study, Casas, Laurie A., MD FACS

Introduction

ActiPatch™ Therapy is a device, which is marketed for use in patients to reduce localized pain and inflammation to accelerate healing. To access Actipatch™ and its place in the care of the aesthetic Plastic Surgery patient, this device was used in 32 patients who underwent 52 cosmetic, surgical procedures of the face and the neck. These patients were then compared to a group of patients (30 patents and 45 procedures) who underwent the same procedures, using the same perioperative protocol except for the use of Actipatch therapy. The groups were not matched for age, sex or co-morbidities. This prospective observational study demonstrated that Actipatch™ Therapy reduces the number of days, by 30% to 50%, of readily observable swelling and bruising in patients who underwent Blepharoplasty (N = 21 procedures), Rhinoplasty (N = 14 procedures), facelift (N = 8 procedures), neck lift (N = 1 procedure), and liposuction of the neck (N = 8 procedures). The protocol, subsequent observations, and analysis with conclusions and recommendations will be discussed.

Methods

Actipatch™ Therapy (250, 500) was used on patients pre-operatively 12 to 24 hours (N = 10 procedures) and immediately post-operatively 3 to 10 days (N = 42 procedures). All patients were on the same peri-operative protocol for pain and promotion of wound healing.

1. Cox 2 inhibitions
   (Celebrex 200 mg BID or Vioxx 25 mg BID)
2. Preoperative and postoperative supplements
   (Multivitamin, Ester C, Bromelain)
3. Postoperative Manual Lymphatic Drainage
   (MLD) and deep tissue release
4. Narcotics offered

All patients were observed by the senior author, a Nurse Practitioner, and the treating Physical Therapist at 3 days, 5 to 6 days, 7 to 10 days, 13 to 14 days, 21 days, 28 days, and 42 days postoperatively. The following objective and subjective analysis was performed (see Actipatch™ Data Sheet Figure #1):

1. Narcotic utilization
2. Swelling and bruising
3. Need for MLD for swelling and discomfort
4. Patient observations of Actipatch therapy

Protocol

Actipatch™ 250 or 500 was placed on the forehead, corner of the brow, or sides of the face on all of the patients depending on the procedure that was performed. We followed 32 patients who underwent Rhinoplasty (N = 14), Blepharoplasty (N = 21), Facelift (N = 8), Neck lift (N = 1), and Liposuction of the Neck (N = 8). The Actipatch™ was placed in the following locations:

1. Rhinoplasty (250 -between eyebrows)
2. Blepharoplasty (250 on the side above each brow)
3. Facelift (500 on each side of the face)
4. Neck lift (500 on each side of the neck)
5. SAL of Neck (500 on each side of the neck)

Observations

The following observations (#1 through #4) were noted by the three examiners (see Table #1):

Narcotic Use
1. Swelling and Bruising (in number of days)
2. MLD needs (in number of sessions)
3. Compliance (in wearing the Actipatch™ Therapy)

Discussion

Actipatch Therapy was very effective in decreasing postoperative swelling and bruising. We noted a 30-50% reduction in the number of days the patients were swollen and bruised compared to a similar sample group undergoing the same operations without the Actipatch therapy. We use Postoperative Manual Lymphatic Drainage and Deep Tissue Release in all of my cosmetic surgery patients. Those patients who used Actipatch therapy needed 30-50% fewer sessions. The endpoint of MLD is decided by the Therapist and patient. The patient describes a return of the operated tissues to their normal state devoid of swelling and discomfort.

The ActiPatch Therapy™ was not used effectively preoperatively, because the patients were unable to activate the unit, embarrassed to wear and use it, or forgot to wear the actual unit. We found postoperative compliance to be excellent for the first 3 days and then inconsistent between the 3rd and 10th days due to patients' embarrassment to wear the unit, patients' forgetfulness to replace after showering and before coming into the MD office, irritating adhesiveness, poorly constructed adhesiveness, or lack of conformation of the adhesive to the actual body part. Narcotic usage is typically minimal for patients following these operations. Therefore, it was not surprising that no change in narcotic usage was noted.

Abdominoplasty Post-Operative Pain Control With ActiPatch, Goh, Kimberley, MD

Grand Strand Plastic and Reconstructive Surgery Center, P.A.
Myrtle Beach, SC 29577

An abdominoplasty is one of the most painful cosmetic body contouring procedures we perform. Fear of post-operative pain has always been an obstacle for patients when considering an abdominoplasty. There is now a new, portable, lightweight and low cost way to decrease postoperative pain. The ActiPatch is a device which produces pulsed electromagnetic therapy that helps reduce swelling, relieve pain and enhance healing.*

I have been using the ActiPatch 500 for postoperative abdominoplasties for about six months and have been very impressed at its pain control. Prior to ActiPatch I had been using oxycodone and diazepam for postoperative pain control with intra-operative marcaine placed under the flap prior to emergence from anesthesia. The patients complained of significant pain and usually needed additional prescriptions for both pain and muscle relaxers within four days of surgery and often again at one week. Since using ActiPatch postoperatively I have not written a supplemental prescription for pain control and they have some left over. Their narcotic and medication needs have now decreased approximately seventy five percent.

Initially four patients were placed on ActiPatch for pain control after abdominoplasties. All patients had standard abdominoplasties with muscle and skin tightening; one had an augment performed as well. The charts were reviewed and interviews performed retrospectively to the physician to evaluate postoperative pain and narcotic use.

The first patient, A., was a 44 year old woman who had three full term pregnancies and several months of nursing. She complained of loss of breast fullness and a saggy abdomen. Physical exam revealed ptosis and pseudoptosis of her breasts and a lax abdominal wall, especially the upper abdomen, and loose skin on the upper and lower abdomen. She underwent a standard abdominoplasty and a bilateral subglandular breast augment. The breast augment was performed using a smooth round saline Mentor implant 350cc filled to 400cc in subglandular position through an inframammary incision. The abdominoplasty resected about 40 X 13 centimeters of skin, and the diastasis recti was corrected (about an eight centimeter plication). Fourteen cc of ¼% marcaine was placed under the flap at closure. As the patient was emerging from anesthesia the ActiPatch 500 was placed on the epigastrum and attached using its adhesive pad directly on the skin.

In recovery she needed one oxycodone for immediate postoperative pain. The evening of surgery she rested comfortably, and on her first visit on postoperative day one she came for her appointment wearing makeup with her hair styled and had minimal complaints of pain. She had been taking only one oxycodone every six hours because she was afraid that it would hurt, but had no complaints of abdominal pain. She had her oxycodone changed to mepergan because of nausea, but used very little her first week. She said she felt "she could have run a marathon" and could not believe how little pain she had.

Patient B was a 30 year old woman with two full term pregnancies who complained of a lax abdomen after multiple pregnancies and a previous cesarean section five years prior. She underwent a standard abdominoplasty. Of note is that she had undergone a scheduled knee surgery two days prior to her abdominoplasty in order to make her recovery simultaneous. At surgery she had a 14 X 46 centimeter skin resection and an eight centimeter tightening of her diastasis recti. Fifteen cc of ¼% marcaine was placed under the flap at closure. The ActiPatch 500 was activated and placed directly on the epigastrum after the wound was closed. In recovery she had one oxycodone given orally. The first evening postop she used less than one oxycodone and one diazepam every six hours. The first day postop she complained only of knee pain, and felt that the abdominoplasty was less painful than her previous cesarean section. She also came in wearing facial cosmetics and had her hair styled on her first day after surgery. Her first week post op she also used less than 20 each of diazepam and oxycodone.

Patient C was a33 year old nulliparous woman with a previous submuscular augment mastopexy who complained of inability to tighten her lower abdomen with diet and exercise. She underwent a standard abdominoplasty with resection of approximately 13 centimeter by 43 centimeter skin ellipse, and an eight centimeter diastasis recti plication. Postoperatively she had an ActiPatch 500 activated and applied to her epigastrum. In the recovery room she had one oxycodone orally for pain. The evening of surgery she took one and one 5 mg diazepam. By the evening of surgery her only pain was on moving to stand or recline. At rest she was pain free and reported less pain than her previous augment mastopexy. The following week she took one or two oxycodone a day.

Patient D was a 56 year old with one full term pregnancy who was interested in improving her saggy lower abdomen. She had a previous lower midline incision for a cesarean section and a right lower quadrant incision for a bone graft donor site. She had significant diastasis recti and a small abdominal pannus. She underwent a standard abdominoplasty with repair of diastasis and right lower quadrant plication for asymmetrical laxity. She had a 15 X 42.5 skin resection and a six centimeter plication. She had 12 cc of ¼% marcaine placed prior to emergence under the flap. Postoperatively she had one ActiPatch 500 device placed on the epigastrum. In the recovery room she had one oxycodone, and the first evening of surgery, one diazepam and one oxycodone. The next few days she was taking one to two diazepam once a day and one oxycodone four times a day. By the end of her first week she had taken about twenty of the oxycodone and even less of the diazepam.

The amount of pain relief with the ActiPatch after a major surgery is impressive. This retrospective review of patients' charts and interviews demonstrates a marked decrease in postoperative pain and use of narcotics in abdominoplasty. While the ActiPatch can assist with healing and reduce swelling, those benefits are difficult to appreciate in actual clinical practice. The amount of pain relief however is easier to evaluate. There is a marked decrease in the use of pain medications and as well as a significant increase in comfort level. It is currently a low cost, small, portable, narcotic free pain control device, and should be considered in all major abdominal surgeries.

ActiPatch Pain Control Device, Kimberley B.C. Goh, M.D.

Postoperative pain in an abdominoplasty is usually severe, and requires significant amounts of narcotics and muscle relaxers to control. The ActiPatch is a new device that suppresses pain without narcotics. It is a small, disposable, affordable and easily applied external device that is a radiofrequency generator. It has been promoted for decreasing swelling, accelerating wound healing (radiofrequency used in orthopedics to accelerate boney union) and for pain control. Byron Medical is the distributor for plastic surgeons.

I have found that using the ActiPatch for pain control has made a tremendous difference in my patients' recovery after an abdominoplasty. I now use it on all of my abdominoplasties. I started applying it to my abdominoplasty patients in 2003 and some of other patients who were concerned about postoperative pain control, and desired to be off medication sooner to be able to return to work. I have not been comfortable using the pain pumps, especially in those patients who have an implant because of the theoretical potential for introducing bacteria. This is a simpler, cleaner and less expensive way to approach surgical pain.

The response is impressive. I did a retrospective review of my abdominoplasty patients and looked at the number and amount of the pain medication prescriptions. I wrote for about one fourth of the usual amount if I used the ActiPatch. Prior to the ActiPatch they were using about two oxycodone and ten milligrams of valium every four hours the first few days. After I began using the ActiPatch, they were using about one fourth of the drugs in the first week. Also three of these abdominoplasty patients came to my office on the first day postoperatively with makeup on and their hair done. (The other did not wear makeup preop.) That was a first! I was using the ActiPatch 500 applied to the epigastrum in the operating room immediately after the procedure. I have also used it on my breast augment patients and reduction patients that seem to have a lower pain threshold, with good results.

I have had some of my abdominoplasty patients decide that their back bothered them more than their abdomen after a week or so and moved the ActiPatch from their abdomen to their back, and found relief. One got so much relief from her chronic back pain that she came back and bought three for a long trip to New Zealand! She has asked me if I mind her buying it for her back during the year.

ActiPatch for pain control is worthwhile in the postoperative patient, it allows less narcotic use. The cosmetic patient has a great appreciation for the earlier discontinuation of narcotics, and it should be considered for those procedures associated with significant postoperative pain.

Podiatric Clinical Studies

Achilles Tendon Pain Management with ActiPatch, James C. Ricketti, D.P.M.

Achilles tendon insertion pain is becoming more popular in the podiatric sports literature. Those problems are arising because of poor stretching techniques or lack of stretching prior to athletic activities. Shoe gear has also contributed to the problem with patients wearing shoes that are to soft or to flexible in the midsole causing midfoot breakdown.

Achilles tendon insertional problems include tendonitis, tendonosis and retrocalcaneal bursitis. Historically, those problems have been treated with stretching programs, physical therapy, heel lifts, orthotics, shoe changes, heel cups and padding. Casting and even surgery have been performed. A new treatment has become available to treat those conditions which is portable, light weight and cost effective. The device will reduce pain and edema. The new device is called ActiPatch, which produces pulsed electromagnetic therapy that reduces swelling, relieves pain and enhances healing.

I started using ActiPatch 250 for those insertional Achilles tendon problems for approximately one year and have been impressed with the results. It reduces pain and edema without medication. I started using ActiPatch on patients who had no insurance to get physical therapy, or who had failed therapy and other conservative care.

I chose seven patients with insertional Achilles tendon pain and treated them with the ActiPatch to the lateral insertion of the Achilles tendon, day and night for 12 days. All seven patients had pain relief within 24 hours and were able to walk with comfort. One patient had a diagnosed partial Achilles tendon tear and I had him wear the ActiPatch for four weeks with complete resolution of the tear and the pain cycle.

The amount of pain relief and edema reduction was remarkable with the ActiPatch. The ActiPatch unit is safe and low cost, small, portable and a narcotic pain-free device. It should be considered as a reliable treatment modality in the treatment of Achilles tendon insertional problems.

Plantar Fasciitis Pain Management with ActiPatch, James C. Ricketti, D.P.M.
2273 Route 33, Suite 204, Hamilton Square, NJ 08890 - 609-567-1674

Plantar fasciitis is a painful inflammation of the fibrous band of tissue which runs from the inferior calcaneus and extends to the digits. Historically, treatment has consisted of injection, night splints, physical therapy, orthotics, heal cups, pads, castings and when all fails, surgical excision.

There is now a new portable, light weight and low cost way to decrease the pain and edema associated with plantar fasciitis. The ActiPatch is a device which produces pulse electromagnetic therapy that reduces swelling and relieves pain which enhances the healing of the plantar fascia. I have been using the ActiPatch 250 for plantar fasciitis for the past year and I have been impressed by its pain control. I started using ActiPatch on patients who failed a conservative treatment regimen and were slated for surgery. The results were very impressive.

I chose eight patients with chronic intractable plantar fascia pain and had them apply the ActiPatch to the medial heel at daytime and the inferior heel at nighttime. Seven out of eight patients received pain relief within forty-eight hours. They were able to walk without discomfort. The eighth patient received some benefits but still had morning pain upon arising while the other patients did not.

After twelve-day regimen with the ActiPatch seven patients became pain-free in the daytime and were then treated with the ActiPatch for another twelve days at night to reduce their pain cycle totally. None of the seven patients went on for further treatment or surgery. The only adjunct treatment for these patients was to continue with their previously fabricated custom foot orthotic devices.

The amount of pain relief obtained from the ActiPatch while treating plantar fasciitis was remarkable. The benefits of the ActiPatch were pain reduction with edema reduction. The unit is safe, low cost, small, portable, and a narcotic pain free device. It should be considered in all plantar fasciitis cases.

Acute Gout Pain Management with ActiPatch Therapy, John Franceschini, D. P. M.

Gout is a clinical condition caused by elevation of serum uric acid levels and the subsequent inflammatory response due to the deposition of monosodium urate crystals in the joints and soft tissue. Gout has a predisposition for the joints of the lower extremities especially the first metatarsalphalangeal joints, but can also affect the ankle joints and the heels. Protein-rich diets, alcohol use, obesity, renal insufficiency, dehydration or the use of diuretics, niacin or low-dose aspirin are some common initiating factors. Of course, medical treatment including dietary manipulation and drug therapy is indicated for the underlying disease process.

Initial gout attacks are usually monoarthritic, affecting the joints of the lower extremities more than 75% of the time. The first metatarsalphalangeal joint is the site in which over 50% of these acute attacks occur. Initial symptoms include excruciating pain in the joint with severe joint swelling, erythema and inflammation. Acute attacks usually peak in 1-2 days, and if left untreated, may last up to 7-10 days. Typical treatments for the acute attack include non-steroidal anti-inflammatory agents, including Cox-2 inhibitors, oral and injectable corticosteroids and oral colchicines. With the recent problems associated with the use of NSAIDs, especially Cox-2 inhibitors, and the diarrhea associated with the use of oral colchicines, there is a need for a safer and more effective treatment for acute gout.

A new treatment device has become available for this condition which is, in fact, safe, portable, lightweight and cost effective. The device, ActiPatch, releases a continuous pulsed electromagnetic field therapy that has been well recognized to reduce swelling, relieve pain and enhances the overall healing process.

The author began using ActiPatch therapy on patients with gout in whom typical oral treatments were not advisable due to past side effects, such as diarrhea or other health conditions which prevent the use of oral NSAIDs such as GI or renal disease. ActiPatch has been most effective in reducing the inflammation and pain quickly, without the use of medication when contraindicated. The device is easy to dispense, easy to use and should be used in conjunction with standard oral medications in those patients who can tolerate them without excessive side effects.

Several such examples of the effectiveness of ActiPatch therapy in acute gout are described herein:

An 84 year old woman presented to me with acute monarticular gout of the first metatarsalphalangeal. She had awakened with a red, hot, swollen and very painful joint. She had a history of gout and she knew that she could not tolerate colchicines and GI problems made NSAIDs a poor choice for her. I dispensed an ActiPatch 500 with instructions to place it over the affected joint, as long as possible, during the day and all night. Her serum uric acid level was 10.6 mg/dl; well outside the 2-7.5 mg/dl normal range. She obtained 80% relief of her pain in 24 hours and full relief in 48 hours.

Another example was a 93 year old woman with a 24 hour history of inflammation and severe pain in the plantar portion of her right heel, that occurred with walking and off weight bearing. She had a history of gout and her serum uric acid level was 11 mg/dl. She could not tolerate colchicines and could not take NSAIDs or Tylenol due to renal insufficiency. She was given an ActiPatch 500 with instructions to place it over her heel as much as possible during the day and at night. She obtained 80% relief of her pain in 48 hours and full relief within one week.

The level of pain relief my patients have experienced was remarkable with ActiPatch therapy. ActiPatch is a safe, portable, low-cost and a well tolerated device which reduces pain and swelling. It should be considered as a reliable treatment modality, alone or in combination with well tolerated medications, for the treatment of acute gout.

Orthopedics

Professional Sports Teams Using ActiPatch

A list of professional sports teams that have bought and are using ActiPatch:

Football
    NY Giants
    NY Jets
    Baltimore Ravens - Tony Villani, Head Trainer is a Member of Athletic Trainers Advisory Committee
    Green Bay Packers
    Detroit Lions
    San Francisco 49ers
    San Diego Chargers

Baseball
    Chicago White Sox - Herm Schneider, Head Trainer is Chair of Athletic Trainers Advisory Committee
    NY Mets
    NY Yankees
    Milwaukee Brewers
    Pittsburgh Pirates

Basketball
    NY Knicks

Soccer
    NY MetroStars

Pulsed High Frequency (27 MHz) Electromagnetic Therapy For Persistent Neck Pain, A Double Blind, Placebo-Controlled Study Of 20 Patients, Foley-Nolan, Barry, C., Coughlin, RJ, Roedn, R. , Orthopedics April 1990 Vol 13/No 4, 445-451

A double-blind controlled study to examine the effect of PSWD on persistent neck pain. Subjects had persistent pain of eight weeks or more duration; pulsed SWD was applied via a cervical collar for a minimum of eight hours per day. The mean power supplied was 1.5 mW/cm2, the pulse width 60 microseconds and the frequency 450 cycles per second. Pain and range of movement were assessed after three and six weeks' treatment. Those receiving active treatment demonstrated an increase in range and a decrease in pain, which continued over the full period. A placebo group did not demonstrate the same improvement. This study demonstrates the effectiveness of a very low powered device for extended treatment duration.

Low Energy High Frequency Pulsed Electromagnetic Therapy For Acute Whiplash Injuries. A Double Blind Randomized Controlled Study, Foley-Nolan, Moore, K. Codd, M., Barry, C., O'Connor, P., Coughlin, RJ. , Scandinavian Journal of Rehabilitation Medicine (1992); 24 (1): 51-59.

This study confirms the previous study, which establishes that low energy high frequency pulsed electromagnetic therapy administered for 8 hours a day is effective in acute and persistent neck pain.

Treatment of Supraspinatus Tendonitis and Lateral Epicondylitis with ActiPatch Therapy, Dr. Michael Brady, D.C

Dr. Brady explains: "Supraspinatus Tendonitis is a powerful inflammation of the tendon sheath, which inserts into the superior facet on the greater tubercle of the humerus. Lateral Epicondylitis (Tennis Elbow) is characterized by pain and inflammation at or just distal to the lateral, epicondyle of the humerus. Both conditions are musculoskeletal in nature and tend to occur due to repetitive forceful movements. Historically, treatments have consisted of injection, physical therapy, ultrasound, cryotherapy, and when all else fails, surgical intervention.

"A new lightweight, portable device (ActiPatch(TM) -- BioElectronics Corp.) has shown to decrease the pain and inflammation associated with both conditions. The ActiPatch(TM) 500 is a pulse electromagnetic therapy that reduces swelling and pain while enhancing the time factor involved with the healing process of both Supraspinatus Tendonitis and Lateral Epicondylitis.

"I chose six patients in total to apply the patch, four with Supraspinatus Tendonitis and two with Lateral Epicondylitis. The patients with Supraspinatus Tendonitis applied the patch to the posterior portion of the deltoid, parallel with the Supraspinatus Tendon of the greater tubercle of the humerus. The two patients with the Lateral Epicondylitis applied the ActiPatch(TM) 500 to the brachio-radialis muscle over the lateral epicondyle. The six patients wore the ActiPatch(TM) continuously during work and sleeping hours. During the other times of the day the patients were instructed on adjunctive treatment with a six-day protocol, in which the ActiPatch(TM) was not worn. The adjunctive treatment consisted of icing the area for the first 48 hours and nothing but moist heat the last 48 hours.

"At the end of the six-day protocol, all six patients showed significant decrease in swelling and pain response. The four patients with Supraspinatus Tendonitis also showed some additional benefit with range of motion. All six patients revealed positive results. I feel that the electromagnetic current the patients were receiving during sleep and work allowed for a more enhanced healing time, and a better outcome for both tendon conditions. Since the unit is so lightweight, inexpensive, portable and non-narcotic, I would suggest further research into both these conditions. I also feel that further investigation of tendon injuries such as Pre-Patellar Tendonitis and Stenosing-Tenosynovitis should be researched and studied with the use of the ActiPatch(TM) as a stand alone therapy."

Dermatology

Therapeutic Effect Of A Very Low Powered Herzian Wave Transmissions, Debelle M., Loerhtier J., Berghmans M., et al. (1977) Brux_Med, 57, 12, 551-63

The therapeutic effects of treatment with a low power (0.5 Watts peak power) 27.12 MHz electromagnetic devices with a flexible antenna of approximately 13x13 cm, which is placed in contact with tissue surface, are reported. Treatments of 1.5 hours/day, twice a day for 6 weeks to three months were utilized in treating a variety of skin conditions including eczema, venous ulcers, arterial ulcers, and acceleration of healing from skin replant surgery following trauma. Reduction in pain and edema was evident, in most cases, within one day, a significantly shorter time period as compared to control cases. In a multicenter study involving over 30 cases of skin replants following trauma, healing was observed to be twice as fast as control cases. The authors attribute the efficacy of the therapy primarily to the analgesic and anti-inflammatory effect of the electromagnetic treatment.

Conclusion

The above peer-reviewed studies, from clinicians around the world, adequately address and substantiate the clinical evidence of the effectiveness the ActiPatch™ therapy.

Clinical References: Low Power 27 MHz Clinical Studies

Foley-Nolan, Moore, K. Codd, M., Barry, C., O'Connor, P., Coughian, RJ. Low Energy High Frequency Pulsed Electromagnetic Therapy For Acute Whiplash Injuries. A Double Blind Randomized Controlled Study. Scandinavian Journal of Rehabilitation Medicine (1992); 24 (1): 51-59.

Sarma, GR., Subrahmanyam, S., Deenabandhu, A., Babu, CR., Madhivathanan, S., Kesavaraj, N., Pulsing Magnetic Fields On Plantar Ulcers. Madras Institute of Magnetobiology, India, Indian J Lepr. 1997 Jul-Sept 69(3) 57-68 PMID: 9394172 UI: 98056011.

Bentall, RHC, (1981a). Effect of a 15 Watt Pulsed 27.12 MHz and a 2mW pulsed 3 MHz device on the tensile strength of rat abdominal wounds, p23. In: Proceedings of the 1st annual meeting of the Bioelectrical Repair and Growth Society, November 9-11, Philadelphia, USA.

Bentall, RHC (1982) Present Clinical Uses of Radio Frequency Induced Currents and Their Possible Role in The Future. Br J Cancer, 45, Suppl V, 82.

Nicolle, FV. Bental, RHC., (1982) Use of Radio Frequency Pulsed Energy In the Control of Postoperative Reaction in Blepharoplasty. Aesth Plast Surg, 6, 169.

Ieran M, Bagnacani M, Zaffuto S, Moratti A, Cadosi R, (1990) Effects Of Low Frequency Pulsing Electromagnetic Fields On The Healing Of Skin Lesions Of Venous Origin

Seaborne D., Quirion-De Giradi C., Rosseau M., Rivest M., Lambert J., (1996) The Treatment Of Pressure Sores Using Pulsed Electromagnet Energy (PEME) Physiotherapy (Canada), 48, 131-7

Stiller MJ, Grace H, Pak, j, Shupack, l, Thaler S, Clare Kenny and Lorrie Jondreau (1993) British Journal of Dermatology 127,147-154 A Portable Pulsed Electromagnetic Field (PEMF) Device To Enhance Healing Of Recalcitrant Venous Ulcers: A Double-Blind, Placebo-

Clinical References: Other Pulsed Electromagnetic Therapy Studies

ARONOFSKY DH: Reduction of dental postsurgical symptoms using non-thermal pulsed high-peak power electromagnetic energy. Oral Surgery, Oral Medicine, Oral Pathology, 32(5):688-696, Nov 1971

BARCLAY V, COLLIER RJ, JONES A: Treatment of various hand injuries by pulsed electromagnetic energy (Diapulse). Physiotherapy, 69(6):186-188, Jun 1983

BENTALL RHC, ECKSTEIN HB: (a) Klinische aspekte einer therapeutischen untersuchung beiorchidopexierten kindern. Aktuelle Urologie, 6(4) (Stuttgart) (in German), Oct 1974 (b) A trial involving the use of pulsed electromagnetic therapy on children undergoing orchidopexy. Zeitschrift Fur Kinderchirurgie, 17(4):380

BOWDEN REM, RAJI ARM: Effects of high peak pulsed electro-magnetic field on the degeneration and regeneration of the common peroneal nerve in rats, The Journal of Bone and Joint Surgery; 65B (4):478-492, 1983

CAMERON BM: Experimental acceleration of wound healing. American Journal of Orthopedics, 3(11):336-343 Nov 1961

CAMERON BM: A three-phase evaluation of pulsed high frequency, radio short waves (Diapulse), 646 patients. American Journal of Orthopedics, 6(3):72-78, March 1964. Methodist and St. Lukes Hospital, Houston, Texas.

COMOROSAN, S., The Effects of Diapulse Therapy on The Healing of Decubitus Ulcers, Rom. J Physiol, 1993, 30, 1-2p. 41-45

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RAJI ARM. Effects of high peak pulsed electromagnetic field on degeneration of the common peroneal nerve in rats. Lancet 1982;444-445

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Abstracts: The First International Symposium on Central Nervous System Trauma: Restoration, Plasticity, Regeneration, 127-128 (San Francisco, CA), May 1984